UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Quarterly Information- ITR

At June 30, 2021 and report on review of Quarterly Information

INDEX

PETROBRAS

Parent Company Interim Accounting Information / Statement of Financial Position - Assets	3
Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities	4
Parent Company Interim Accounting Information / Statement of Income	5
Parent Company Interim Accounting Information / Statement of Comprehensive Income	6
Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2021 to 06/30/2021	7
Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2020 to 06/30/2020	8
Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method	9
Parent Company Interim Accounting Information / Statement of Added Value	10
Consolidated Interim Accounting Information / Statement of Financial Position - Assets	11
Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities	12
Consolidated Interim Accounting Information / Statement of Income	13
Consolidated Interim Accounting Information / Statement of Comprehensive Income	14
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2021 to 06/30/2021	15
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2020 to 06/30/2020	16
Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method	17
Consolidated Interim Accounting Information / Statement of Added Value	18
1. Basis of preparation	19
2. Summary of significant accounting policies	19
3. Cash and cash equivalents and Marketable securities	19
4. Sales revenues	20
5. Costs and expenses by nature	21
6. Other income and expenses	21
7. Net finance income (expense)	22
8. Net income by operating segment	22
9. Trade and other receivables	24
10. Inventories	25
11. Taxes	26
12 Short-term and other benefits	29
13 Employee benefits (Post-Employment)	30
14 Provisions for legal proceedings	33
15 Provision for decommissioning costs	36
16 The “Lava Jato (Car Wash) Operation” and its effects on the Company	36
17 Property, plant and equipment	37
18 Intangible assets	39
19 Impairment	41
20 Exploration and evaluation of oil and gas reserves	42
21 Collateral for crude oil exploration concession agreements	43
22 Investments	43
23 Disposal of assets and other changes in organizational structure	43
24 Assets by operating segment	47
25 Finance debt	48
26 Lease liabilities	50
27 Equity	50
28 Fair value of financial assets and liabilities	51
29 Risk management	51
30 Related-party transactions	55
31 Supplemental information on statement of cash flows	58
32 Subsequent events	58
33 Correlation between the explanatory notes of December 31, 2020 and the ones of June 30, 2021	61
STATEMENT OF DIRECTORS ON INTERIM ACCOUNTING INFORMATION AND REPORT ON THE REVIEW OF QUARTERLY INFORMATION	62
Independent Auditors' Report	63

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	06.30.2021	12.31.2020
1	Total Assets	1,194,205,000	1,178,600,000
1.01	Current Assets	166,885,000	100,863,000
1.01.01	Cash and Cash Equivalents	2,357,000	5,180,000
1.01.02	Marketable Securities	3,013,000	2,963,000
1.01.03	Trade and Other Receivables	89,987,000	44,321,000
1.01.04	Inventories	30,304,000	25,452,000
1.01.06	Recoverable Taxes	8,082,000	11,792,000
1.01.06.01	Current Recoverable Taxes	8,082,000	11,792,000
1.01.06.01.01	Current Income Tax and Social Contribution	1,949,000	1,566,000
1.01.06.01.02	Other Recoverable Taxes	6,133,000	10,226,000
1.01.08	Other Current Assets	33,142,000	11,155,000
1.01.08.01	Non-Current Assets Held for Sale	23,150,000	3,582,000
1.01.08.03	Others	9,992,000	7,573,000
1.01.08.03.03	Others	9,992,000	7,573,000
1.02	Non-Current Assets	1,027,320,000	1,077,737,000
1.02.01	Long-Term Receivables	66,082,000	88,516,000
1.02.01.03	Marketable Securities Measured at Amortized Cost	244,000	226,000
1.02.01.04	Trade and Other Receivables	6,475,000	11,369,000
1.02.01.07	Deferred Taxes	16,336,000	36,351,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	−	20,518,000
1.02.01.07.02	Deferred Taxes and Contributions	16,336,000	15,833,000
1.02.01.10	Other Non-Current Assets	43,027,000	40,570,000
1.02.01.10.04	Judicial Deposits	40,236,000	37,487,000
1.02.01.10.05	Other Long-Term Assets	2,791,000	3,083,000
1.02.02	Investments	229,357,000	241,875,000
1.02.03	Property, Plant and Equipment	654,647,000	670,088,000
1.02.04	Intangible Assets	77,234,000	77,258,000

3

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	06.30.2021	12.31.2020
2	Total Liabilities	1,194,205,000	1,178,600,000
2.01	Current Liabilities	243,238,000	227,895,000
2.01.01	Payroll, Profit Sharing and Related Charges	8,459,000	9,418,000
2.01.02	Trade Payables	31,207,000	75,543,000
2.01.03	Taxes Obligations	244,000	225,000
2.01.03.01	Federal Taxes Obligations	244,000	225,000
2.01.03.01.01	Income Tax and Social Contribution Payable	244,000	225,000
2.01.04	Current Debt and Finance Lease Obligations	168,784,000	107,666,000
2.01.04.01	Current Debt	138,589,000	76,783,000
2.01.04.03	Lease Obligations	30,195,000	30,883,000
2.01.05	Other Liabilities	24,892,000	23,625,000
2.01.05.02	Others	24,892,000	23,625,000
2.01.05.02.01	Dividends and Interest on Capital Payable	−	4,411,000
2.01.05.02.04	Taxes and Contributions	18,450,000	13,270,000
2.01.05.02.06	Other liabilities	6,442,000	5,944,000
2.01.06	Provisions	4,845,000	8,049,000
2.01.06.02	Other Provisions	4,845,000	8,049,000
2.01.06.02.04	Pension and Medical Benefits	4,845,000	8,049,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	4,807,000	3,369,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	4,807,000	3,369,000
2.02	Non-Current Liabilities	594,915,000	642,295,000
2.02.01	Non-Current Debt and Finance Lease Obligations	402,511,000	447,895,000
2.02.01.01	Non-Current Debt	319,360,000	357,491,000
2.02.01.03	Lease Obligations	83,151,000	90,404,000
2.02.02	Other Liabilities	1,714,000	1,810,000
2.02.02.02	Others	1,714,000	1,810,000
2.02.02.02.03	Income Tax and Social Contribution	1,714,000	1,810,000
2.02.03	Deferred Taxes	11,214,000	−
2.02.03.01	Deferred Taxes	11,214,000	−
2.02.04	Provisions	179,476,000	192,590,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	10,328,000	10,301,000
2.02.04.02	Other Provisions	169,148,000	182,289,000
2.02.04.02.04	Pension and Medical Benefits	63,309,000	74,209,000
2.02.04.02.05	Provision for Decommissioning Costs	95,515,000	97,194,000
2.02.04.02.07	Other Provisions	10,324,000	10,886,000
2.03	Shareholders' Equity	356,052,000	308,410,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	(1,051,000)	2,665,000
2.03.04	Profit Reserves	165,457,000	127,296,000
2.03.08	Other Comprehensive Income	(13,786,000)	(26,983,000)
4

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 04/01/2021 to 06/30/2021	Accumulated of the Current Year 01/01/2021 to 06/30/2021	Accumulated of the Previous Quarter 04/01/2020 to 06/30/2020	Accumulated of the Previous Year 01/01/2020 to 06/30/2020
3.01	Sales Revenues	106,044,000	194,860,000	48,931,000	117,040,000
3.02	Cost of Sales	(54,170,000)	(100,200,000)	(35,269,000)	(77,351,000)
3.03	Gross Profit	51,874,000	94,660,000	13,662,000	39,689,000
3.04	Operating Expenses / Income	(3,858,000)	(11,710,000)	2,767,000	(54,038,000)
3.04.01	Selling Expenses	(6,116,000)	(11,531,000)	(4,716,000)	(9,853,000)
3.04.02	General and Administrative Expenses	(1,048,000)	(2,268,000)	(1,183,000)	(2,613,000)
3.04.05	Other Operating Expenses	(3,021,000)	(7,133,000)	4,114,000	(52,831,000)
3.04.05.01	Other Taxes	(194,000)	(662,000)	(1,204,000)	(1,562,000)
3.04.05.02	Research and Development Expenses	(775,000)	(1,414,000)	(365,000)	(787,000)
3.04.05.03	Exploration Costs	(999,000)	(2,192,000)	(344,000)	(809,000)
3.04.05.05	Other Operating Expenses, Net	(556,000)	(1,679,000)	6,027,000	5,953,000
3.04.05.07	Impairment of Assets Charges / Reversals	(497,000)	(1,186,000)	−	(55,626,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	6,327,000	9,222,000	4,552,000	11,259,000
3.05	Net Income Before Financial Results and Income Taxes	48,016,000	82,950,000	16,429,000	(14,349,000)
3.06	Finance Income (Expenses), Net	13,927,000	(18,549,000)	(20,603,000)	(64,685,000)
3.06.01	Finance Income	722,000	1,189,000	729,000	1,743,000
3.06.01.01	Finance Income	722,000	1,189,000	729,000	1,743,000
3.06.02	Finance Expenses	13,205,000	(19,738,000)	(21,332,000)	(66,428,000)
3.06.02.01	Finance Expenses	(7,535,000)	(15,190,000)	(9,464,000)	(18,142,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	20,740,000	(4,548,000)	(11,868,000)	(48,286,000)
3.07	Net Income Before Income Taxes	61,943,000	64,401,000	(4,174,000)	(79,034,000)
3.08	Income Tax and Social Contribution	(19,088,000)	(20,379,000)	1,461,000	27,798,000
3.08.01	Current	−	−	−	120,000
3.08.02	Deferred	(19,088,000)	(20,379,000)	1,461,000	27,678,000
3.09	Net Income from Continuing Operations	42,855,000	44,022,000	(2,713,000)	(51,236,000)
3.11	Income / (Loss) for the Period	42,855,000	44,022,000	(2,713,000)	(51,236,000)
3.99.01.01	Ordinary Shares	3,28	3,37	-0,21	-3,93
3.99.01.02	Preferred Shares	3,28	3,37	-0,21	-3,93
3.99.01	Income per Share
3.99.02.01	Ordinary Shares	3,28	3,37	-0,21	-3,93
3.99.02.02	Preferred Shares	3,28	3,37	-0,21	-3,93
3.99.02	Diluted Income per Share

5

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 04/01/2021 to 06/30/2021	Accumulated of the Current Year 01/01/2021 to 06/30/2021	Accumulated of the Previous Quarter 04/01/2020 to 06/30/2020	Accumulated of the Previous Year 01/01/2020 to 06/30/2020
4.01	Net Income for the Period	42,855,000	44,022,000	(2,713,000)	(51,236,000)
4.02	Other Comprehensive Income	5,663,000	13,197,000	13,650,000	(1,539,000)
4.02.01	Actuarial Gains / (Losses) on Defined Benefits Plans	8,654,000	8,654,000	8,610,000	8,610,000
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	(2,942,000)	(2,942,000)	(939,000)	(939,000)
4.02.03	Cumulative Translation Adjustments	(33,773,000)	(9,488,000)	11,247,000	60,666,000
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	−	−	5,000	(5,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	42,714,000	12,193,000	(14,396,000)	(114,440,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	6,331,000	12,234,000	5,292,000	11,388,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(16,675,000)	(8,305,000)	3,096,000	35,038,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	1,354,000	851,000	735,000	(1,857,000)
4.03	Total Comprehensive Income for the Period	48,518,000	57,219,000	10,937,000	(52,775,000)

6

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2021 to 06/30/2021 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,665,000	127,296,000	−	(26,983,000)	308,410,000
5.03	Adjusted Opening Balance	205,432,000	2,665,000	127,296,000	−	(26,983,000)	308,410,000
5.04	Capital Transactions with Owners	−	(3,716,000)	(5,861,000)	−	−	(9,577,000)
5.04.06	Dividends	−	−	(5,861,000)	−	−	(5,861,000)
5.04.08	Change in Interest in Subsidiaries	−	(3,716,000)	−	−	−	(3,716,000)
5.05	Total of Comprehensive Income	−	−	−	44,022,000	13,197,000	57,219,000
5.05.01	Net Income for the Period	−	−	−	44,022,000	−	44,022,000
5.05.02	Other Comprehensive Income	−	−	−	−	13,197,000	13,197,000
	Balance at the End of the Period	205,432,000	(1,051,000)	121,435,000	44,022,000	(13,786,000)	356,052,000

7

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2020 to 06/30/2020 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,665,000	124,613,000	−	(37,169,000)	295,541,000
5.03	Adjusted Opening Balance	205,432,000	2,665,000	124,613,000	−	(37,169,000)	295,541,000
5.04	Capital Transactions with Owners	−	−	−	(3,000)	3,000	−
5.04.09	Realization of the Deemed Cost	−	−	−	(3,000)	3,000	−
5.05	Total of Comprehensive Income	−	−	−	(51,236,000)	(1,539,000)	(52,775,000)
5.05.01	Net Income for the Period	−	−	−	(51,236,000)	−	(51,236,000)
5.05.02	Other Comprehensive Income	−	−	−	−	(1,539,000)	(1,539,000)
5.07	Balance at the End of the Period	205,432,000	2,665,000	124,613,000	(51,239,000)	(38,705,000)	242,766,000

b

8

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2021 to 06/30/2021	Accumulated of the Previous Year 01/01/2020 to 06/30/2020
6.01	Net cash provided by operating activities	60,295,000	23,063,000
6.01.01	Cash provided by operating activities	107,070,000	59,519,000
6.01.01.01	Net Income (loss) for the period	44,022,000	(51,236,000)
6.01.01.02	Pension and medical benefits (actuarial expense)	3,306,000	3,976,000
6.01.01.03	Results in equity-accounted investments	(9,222,000)	(11,259,000)
6.01.01.04	Depreciation, depletion and amortization	32,950,000	35,154,000
6.01.01.05	Impairment of assets (reversal)	1,186,000	55,626,000
6.01.01.06	Exploratory expenditures write-offs	1,036,000	182,000
6.01.01.08	Foreign exchange, indexation and finance charges	18,321,000	73,680,000
6.01.01.09	Deferred income taxes, net	20,379,000	(27,678,000)
6.01.01.10	Allowance for expected credit losses	10,000	572,000
6.01.01.11	Write-Off - Overpayments Incorrectly Capitalized	−	391,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	2,078,000	1,716,000
6.01.01.17	Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(1,133,000)	284,000
6.01.01.18	PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	(4,588,000)	(16,925,000)
6.01.01.19	Early termination and cash outflows revision of lease agreements	(1,275,000)	(4,964,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(46,775,000)	(36,456,000)
6.01.02.01	Trade and other receivables, net	(26,510,000)	(34,224,000)
6.01.02.02	Inventories	(6,277,000)	5,063,000
6.01.02.03	Judicial deposits	(2,357,000)	(3,478,000)
6.01.02.05	Other assets	(2,242,000)	(185,000)
6.01.02.06	Trade payables	(10,250,000)	(8,601,000)
6.01.02.07	Other taxes payable	12,234,000	3,043,000
6.01.02.08	Pension and medical benefits	(8,756,000)	(3,352,000)
6.01.02.09	Provisions for legal proceedings	27,000	(1,385,000)
6.01.02.10	Short-term benefits	(1,173,000)	5,757,000
6.01.02.11	Income tax and social contribution paid	(69,000)	(853,000)
6.01.02.12	Provision for Decommissioning Costs	(1,740,000)	(787,000)
6.01.02.14	Other liabilities	338,000	2,546,000
6.02	Net cash used in investing activities	(91,137,000)	(20,319,000)
6.02.01	Acquisition of PP&E and intangibles assets	(49,799,000)	(44,855,000)
6.02.02	Decrease (increase) in investments in investees	1,945,000	226,000
6.02.03	Proceeds from disposal of assets - Divestment	3,054,000	868,000
6.02.04	Divestment (investment) in marketable securities	(48,794,000)	22,712,000
6.02.05	Dividends received	2,457,000	730,000
6.03	Net cash used in financing activities	28,019,000	(3,457,000)
6.03.02	Proceeds from financing	123,943,000	90,438,000
6.03.03	Repayment of principal - finance debt	(55,391,000)	(54,723,000)
6.03.04	Repayment of interest - finance debt	(14,002,000)	(10,478,000)
6.03.05	Dividends paid to shareholders of Petrobras	(10,282,000)	(4,426,000)
6.03.08	Settlement of lease liabilities	(16,249,000)	(24,268,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(2,823,000)	(713,000)
6.05.01	Cash and cash equivalents at the beginning of the year	5,180,000	4,322,000
6.05.02	Cash and cash equivalents at the end of the period	2,357,000	3,609,000

9

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2021 to 06/30/2021	Accumulated of the Previous Year 01/01/2020 to 06/30/2020
7.01	Sales Revenues	264,050,000	169,836,000
7.01.01	Sales of Goods and Services	242,757,000	152,335,000
7.01.02	Other Revenues	6,775,000	2,994,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	14,528,000	15,079,000
7.01.04	Allowance for expected credit losses	(10,000)	(572,000)
7.02	Inputs Acquired from Third Parties	(81,310,000)	(106,626,000)
7.02.01	Cost of Sales	(39,123,000)	(14,113,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(23,644,000)	(23,294,000)
7.02.03	Impairment Charges / Reversals of Assets	(1,186,000)	(55,626,000)
7.02.04	Others	(17,357,000)	(13,593,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(17,357,000)	(13,202,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value	−	(391,000)
7.03	Gross Added Value	182,740,000	63,210,000
7.04	Retentions	(35,671,000)	(37,446,000)
7.04.01	Depreciation, Amortization and Depletion	(35,671,000)	(37,446,000)
7.05	Net Added Value Produced	147,069,000	25,764,000
7.06	Transferred Added Value	16,018,000	30,807,000
7.06.01	Share of Profit of Equity-Accounted Investments	9,222,000	11,259,000
7.06.02	Finance Income	1,189,000	1,743,000
7.06.03	Others	5,607,000	17,805,000
7.06.03.01	Rentals, royalties and others	1,019,000	880,000
7.06.03.03	PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	4,588,000	16,925,000
7.07	Total Added Value to be Distributed	163,087,000	56,571,000
7.08	Distribution of Added Value	163,087,000	56,571,000
7.08.01	Employee Compensation	12,193,000	16,952,000
7.08.01.01	Salaries	7,487,000	6,600,000
7.08.01.02	Fringe Benefits	4,283,000	9,881,000
7.08.01.03	Unemployment Benefits (FGTS)	423,000	471,000
7.08.02	Taxes and Contributions	79,803,000	10,291,000
7.08.02.01	Federal	63,296,000	814,000
7.08.02.02	State	16,435,000	9,306,000
7.08.02.03	Municipal	72,000	171,000
7.08.03	Return on Third-Party Capital	27,069,000	80,564,000
7.08.03.01	Interest	24,601,000	78,038,000
7.08.03.02	Rental Expenses	2,468,000	2,526,000
7.08.04	Return on Shareholders' Equity	44,022,000	(51,236,000)
7.08.04.03	Retained Earnings / (Losses) for the Period	44,022,000	(51,236,000)

10

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	06.30.2021	12.31.2020
1	Total Assets	941,447,000	987,419,000
1.01	Current Assets	151,539,000	142,323,000
1.01.01	Cash and Cash Equivalents	49,126,000	60,856,000
1.01.02	Marketable Securities	3,013,000	3,424,000
1.01.03	Trade and Other Receivables	22,381,000	24,584,000
1.01.04	Inventories	36,038,000	29,500,000
1.01.06	Recoverable Taxes	9,675,000	13,483,000
1.01.06.01	Current Recoverable Taxes	9,675,000	13,483,000
1.01.06.01.01	Current Income Tax and Social Contribution	2,701,000	2,170,000
1.01.06.01.02	Other Recoverable Taxes	6,974,000	11,313,000
1.01.08	Other Current Assets	31,306,000	10,476,000
1.01.08.01	Non-Current Assets Held for Sale	23,064,000	4,081,000
1.01.08.03	Others	8,242,000	6,395,000
1.01.08.03.03	Others	8,242,000	6,395,000
1.02	Non-Current Assets	789,908,000	845,096,000
1.02.01	Long-Term Receivables	72,124,000	104,974,000
1.02.01.03	Marketable Securities measured at amortized cost	245,000	227,000
1.02.01.04	Trade and Other Receivables	8,536,000	13,675,000
1.02.01.07	Deferred Taxes	20,023,000	49,935,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	2,822,000	33,524,000
1.02.01.07.02	Deferred Taxes and Contributions	17,201,000	16,411,000
1.02.01.10	Other Non-Current Assets	43,320,000	41,137,000
1.02.01.10.04	Judicial Deposits	40,551,000	37,838,000
1.02.01.10.05	Other Long-Term Assets	2,769,000	3,299,000
1.02.02	Investments	10,296,000	17,010,000
1.02.03	Property, Plant and Equipment	629,849,000	645,434,000
1.02.04	Intangible Assets	77,639,000	77,678,000

11

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	06.30.2021	12.31.2020
2	Total Liabilities	941,447,000	987,419,000
2.01	Current Liabilities	115,929,000	136,287,000
2.01.01	Payroll, Profit Sharing and Related Charges	9,092,000	10,150,000
2.01.02	Trade Payables	26,677,000	35,645,000
2.01.03	Taxes Obligations	871,000	1,029,000
2.01.03.01	Federal Taxes Obligations	871,000	1,029,000
2.01.03.01.01	Income Tax and Social Contribution Payable	871,000	1,029,000
2.01.04	Current Debt and Lease Obligations	42,207,000	51,364,000
2.01.04.01	Current Debt	14,313,000	21,751,000
2.01.04.03	Lease Obligations	27,894,000	29,613,000
2.01.05	Other Liabilities	27,428,000	26,491,000
2.01.05.02	Others	27,428,000	26,491,000
2.01.05.02.01	Dividends and Interest on Capital Payable	33,000	4,457,000
2.01.05.02.04	Taxes and Contributions	18,813,000	13,696,000
2.01.05.02.06	Other liabilities	8,582,000	8,338,000
2.01.06	Provisions	4,845,000	8,049,000
2.01.06.02	Other Provisions	4,845,000	8,049,000
2.01.06.02.04	Pension and Medical Benefits	4,845,000	8,049,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	4,809,000	3,559,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	4,809,000	3,559,000
2.02	Non-Current Liabilities	463,128,000	539,982,000
2.02.01	Non-Current Debt and Finance Lease Obligations	276,362,000	341,184,000
2.02.01.01	Non-Current Debt	203,311,000	258,287,000
2.02.01.03	Lease Obligations	73,051,000	82,897,000
2.02.02	Other Liabilities	1,764,000	1,853,000
2.02.02.02	Others	1,764,000	1,853,000
2.02.02.02.03	Income Tax and Social Contribution	1,764,000	1,853,000
2.02.03	Deferred Taxes	2,247,000	1,015,000
2.02.03.01	Deferred Taxes	2,247,000	1,015,000
2.02.04	Provisions	182,755,000	195,930,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	11,144,000	11,427,000
2.02.04.02	Other Provisions	171,611,000	184,503,000
2.02.04.02.04	Pension and Medical Benefits	64,680,000	75,454,000
2.02.04.02.05	Provision for Decommissioning Costs	95,904,000	97,595,000
2.02.04.02.07	Other Provisions	11,027,000	11,454,000
2.03	Shareholders' Equity	362,390,000	311,150,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	(1,267,000)	2,449,000
2.03.04	Profit Reserves	165,673,000	127,512,000
2.03.08	Other Comprehensive Income	(13,786,000)	(26,983,000)
2.03.09	Non-controlling interests	6,338,000	2,740,000

12

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 04/01/2021 to 06/30/2021	Accumulated of the Current Year 01/01/2021 to 06/30/2021	Accumulated of the Previous Quarter 04/01/2020 to 06/30/2020	Accumulated of the Previous Year 01/01/2020 to 06/30/2020
3.01	Sales Revenues	110,710,000	196,884,000	50,898,000	126,367,000
3.02	Cost of Sales	(53,705,000)	(95,846,000)	(32,680,000)	(76,534,000)
3.03	Gross Profit	57,005,000	101,038,000	18,218,000	49,833,000
3.04	Operating Expenses / Income	(4,824,000)	(14,953,000)	(9,198,000)	(86,253,000)
3.04.01	Selling Expenses	(5,742,000)	(10,940,000)	(6,752,000)	(12,666,000)
3.04.02	General and Administrative Expenses	(1,371,000)	(2,867,000)	(1,568,000)	(3,388,000)
3.04.05	Other Operating Expenses	(3,016,000)	(7,470,000)	211,000	(67,671,000)
3.04.05.01	Other Taxes	(261,000)	(842,000)	(1,305,000)	(1,822,000)
3.04.05.02	Research and Development Expenses	(775,000)	(1,414,000)	(366,000)	(788,000)
3.04.05.03	Exploration Costs	(1,005,000)	(2,201,000)	(350,000)	(818,000)
3.04.05.05	Other Operating Expenses, Net	(478,000)	(2,008,000)	2,232,000	1,058,000
3.04.05.07	Impairment of Assets Charges / Reversals	(497,000)	(1,005,000)	−	(65,301,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	5,305,000	6,324,000	(1,089,000)	(2,528,000)
3.05	Net Income Before Financial Results and Income Taxes	52,181,000	86,085,000	9,020,000	(36,420,000)
3.06	Finance Income (Expenses), Net	10,776,000	(19,972,000)	(12,308,000)	(33,486,000)
3.06.01	Finance Income	1,109,000	1,785,000	579,000	1,377,000
3.06.01.01	Finance Income	1,109,000	1,785,000	579,000	1,377,000
3.06.02	Finance Expenses	9,667,000	(21,757,000)	(12,887,000)	(34,863,000)
3.06.02.01	Finance Expenses	(9,871,000)	(16,484,000)	(6,098,000)	(13,514,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	19,538,000	(5,273,000)	(6,789,000)	(21,349,000)
3.07	Net Income Before Income Taxes	62,957,000	66,113,000	(3,288,000)	(69,906,000)
3.08	Income Tax and Social Contribution	(19,916,000)	(21,796,000)	475,000	17,369,000
3.08.01	Current	(520,000)	(1,169,000)	(610,000)	(1,207,000)
3.08.02	Deferred	(19,396,000)	(20,627,000)	1,085,000	18,576,000
3.09	Net Income from Continuing Operations	43,041,000	44,317,000	(2,813,000)	(52,537,000)
3.11	Income / (Loss) for the Period	43,041,000	44,317,000	(2,813,000)	(52,537,000)
3.11.01	Attributable to Shareholders of Petrobras	42,855,000	44,022,000	(2,713,000)	(51,236,000)
3.11.02	Attributable to Non-Controlling Interests	186,000	295,000	(100,000)	(1,301,000)
3.99.01.01	Ordinary Shares	3,28	3,37	-0,21	-3,93
3.99.01.02	Preferred Shares	3,28	3,37	-0,21	-3,93
3.99.01	Income per Share
3.99.02.01	Ordinary Shares	3,28	3,37	-0,21	-3,93
3.99.02.02	Preferred Shares	3,28	3,37	-0,21	-3,93
3.99.02	Diluted Income per Share

13

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 04/01/2021 to 06/30/2021	Accumulated of the Current Year 01/01/2021 to 06/30/2021	Accumulated of the Previous Quarter 04/01/2020 to 06/30/2020	Accumulated of the Previous Year 01/01/2020 to 06/30/2020
4.01	Net Income for the Period	43,041,000	44,317,000	(2,813,000)	(52,537,000)
4.02	Other Comprehensive Income	5,119,000	13,044,000	13,876,000	(419,000)
4.02.01	Actuarial Gains / (Losses) on Defined Benefits Plans	8,661,000	8,646,000	9,073,000	9,075,000
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	(2,942,000)	(2,942,000)	(1,005,000)	(1,006,000)
4.02.03	Cumulative Translation Adjustments	(34,317,000)	(9,641,000)	11,461,000	61,773,000
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	−	−	5,000	(5,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	42,714,000	12,193,000	(14,396,000)	(114,440,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	6,333,000	12,427,000	5,578,000	12,027,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(16,676,000)	(8,371,000)	2,998,000	34,820,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	1,346,000	732,000	162,000	(2,663,000)
4.03	Total Comprehensive Income for the Period	48,160,000	57,361,000	11,063,000	(52,956,000)
4.03.01	Attributable to Shareholders of Petrobras	48,518,000	57,219,000	10,937,000	(52,775,000)
4.03.02	Attributable to Non-controlling Interests	(358,000)	142,000	126,000	(181,000)

14

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2021 to 06/30/2021 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	2,665,000	127,296,000	−	(26,983,000)	308,410,000	2,740,000	311,150,000
5.03	Adjusted Opening Balance	205,432,000	2,665,000	127,296,000	−	(26,983,000)	308,410,000	2,740,000	311,150,000
5.04	Capital Transactions with Owners	−	(3,716,000)	(5,861,000)	−	−	(9,577,000)	3,456,000	(6,121,000)
5.04.01	Capital Increases	−	−	−	−	−	−	11,000	11,000
5.04.06	Dividends	−	−	(5,861,000)	−	−	(5,861,000)	(204,000)	(6,065,000)
5.04.08	Capital Transactions	−	(3,716,000)	−	−	−	(3,716,000)	3,649,000	(67,000)
5.05	Total of Comprehensive Income	−	−	−	44,022,000	13,197,000	57,219,000	142,000	57,361,000
5.05.01	Net Income for the Period	−	−	−	44,022,000	−	44,022,000	295,000	44,317,000
5.05.02	Other Comprehensive Income	−	−	−	−	13,197,000	13,197,000	(153,000)	13,044,000
5.07	Balance at the End of the Period	205,432,000	(1,051,000)	121,435,000	44,022,000	(13,786,000)	356,052,000	6,338,000	362,390,000

15

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2020 to 06/30/2020 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	2,665,000	124,613,000	−	(37,169,000)	295,541,000	3,596,000	299,137,000
5.03	Adjusted Opening Balance	205,432,000	2,665,000	124,613,000	−	(37,169,000)	295,541,000	3,596,000	299,137,000
5.04	Capital Transactions with Owners	−	−	−	(3,000)	3,000	−	(460,000)	(460,000)
5.04.06	Dividends	−	−	−	−	−	−	(235,000)	(235,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	(225,000)	(225,000)
5.04.09	Realization of the Deemed Cost	−	−	−	(3,000)	3,000	−	−	−
5.05	Total of Comprehensive Income	−	−	−	(51,236,000)	(1,539,000)	(52,775,000)	(181,000)	(52,956,000)
5.05.01	Net Income for the Period	−	−	−	(51,236,000)	−	(51,236,000)	(1,301,000)	(52,537,000)
5.05.02	Other Comprehensive Income	−	−	−	−	(1,539,000)	(1,539,000)	1,120,000	(419,000)
5.07	Balance at the End of the Period	205,432,000	2,665,000	124,613,000	(51,239,000)	(38,705,000)	242,766,000	2,955,000	245,721,000
16

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2021 to 06/30/2021	Accumulated of the Previous Year 01/01/2020 to 06/30/2020
6.01	Net cash provided by operating activities	96,634,000	64,301,000
6.01.01	Cash provided by operating activities	110,286,000	59,378,000
6.01.01.01	Net Income (loss) for the period	44,317,000	(52,537,000)
6.01.01.02	Pension and medical benefits (actuarial expense)	3,434,000	4,175,000
6.01.01.03	Results of equity-accounted investments	(6,324,000)	2,528,000
6.01.01.04	Depreciation, depletion and amortization	30,558,000	30,733,000
6.01.01.05	Impairment of assets (reversal)	1,005,000	65,301,000
6.01.01.06	Exploratory expenditures write-offs	1,036,000	182,000
6.01.01.08	Foreign exchange, indexation and finance charges	20,142,000	41,000,000
6.01.01.09	Deferred income taxes, net	20,627,000	(18,576,000)
6.01.01.10	Allowance for expected credit losses	(46,000)	657,000
6.01.01.11	Inventory write-down (write-back) to net realizable value	(5,000)	1,502,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	2,091,000	1,724,000
6.01.01.17	Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(437,000)	348,000
6.01.01.18	PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	(4,898,000)	(16,925,000)
6.01.01.19	Early termination and cash outflows revision of lease agreements	(1,214,000)	(734,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(13,652,000)	4,923,000
6.01.02.01	Trade and other receivables, net	(3,582,000)	(3,445,000)
6.01.02.02	Inventories	(8,712,000)	6,308,000
6.01.02.03	Judicial deposits	(2,383,000)	(3,479,000)
6.01.02.05	Other assets	(1,128,000)	(2,142,000)
6.01.02.06	Trade payables	1,838,000	(558,000)
6.01.02.07	Other taxes payable	12,669,000	3,502,000
6.01.02.08	Pension and medical benefits	(8,759,000)	(3,358,000)
6.01.02.09	Provisions for legal proceedings	(314,000)	(1,230,000)
6.01.02.10	Short-term benefits	(1,276,000)	5,936,000
6.01.02.11	Income tax and social contribution paid	(652,000)	(1,306,000)
6.01.02.12	Provision for Decommissioning Costs	(1,743,000)	(789,000)
6.01.02.14	Other liabilities	390,000	5,484,000
6.02	Net cash used in investing activities	(12,614,000)	(18,569,000)
6.02.01	Acquisition of PP&E and intangibles assets	(16,871,000)	(16,557,000)
6.02.02	Decrease (increase) in investments in assets	(60,000)	(5,305,000)
6.02.03	Proceeds from disposal of assets - Divestment	2,728,000	2,034,000
6.02.04	Divestment (investment) in marketable securities	492,000	740,000
6.02.05	Dividends received	1,097,000	519,000
6.03	Net cash used in financing activities	(96,349,000)	16,415,000
6.03.01	Investments by non-controlling interest	(66,000)	(218,000)
6.03.02	Proceeds from financing	8,469,000	78,670,000
6.03.03	Repayment of principal - finance debt	(71,898,000)	(34,807,000)
6.03.04	Repayment of interest - finance debt	(6,787,000)	(8,023,000)
6.03.05	Dividends paid to shareholders of Petrobras	(10,282,000)	(4,426,000)
6.03.06	Dividends paid to non-controlling interests	(212,000)	(152,000)
6.03.08	Settlement of lease liabilities	(15,573,000)	(14,629,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	529,000	14,743,000
6.05	Net increase/ (decrease) in cash and cash equivalents	(11,800,000)	76,890,000
6.05.01	Cash and cash equivalents at the beginning of the year	60,930,000	29,729,000
6.05.02	Cash and cash equivalents at the end of the period	49,130,000	106,619,000

17

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2021 to 06/30/2021	Accumulated of the Previous Year 01/01/2020 to 06/30/2020
7.01	Sales Revenues	270,822,000	177,171,000
7.01.01	Sales of Goods and Services	245,025,000	161,945,000
7.01.02	Other Revenues	9,075,000	85,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	16,676,000	15,798,000
7.01.04	Allowance for expected credit losses	46,000	(657,000)
7.02	Inputs Acquired from Third Parties	(81,222,000)	(122,729,000)
7.02.01	Cost of Sales	(38,775,000)	(15,075,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(25,153,000)	(28,805,000)
7.02.03	Impairment Charges / Reversals of Assets	(1,005,000)	(65,301,000)
7.02.04	Others	(16,289,000)	(13,548,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(16,294,000)	(12,046,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value	5,000	(1,502,000)
7.03	Gross Added Value	189,600,000	54,442,000
7.04	Retentions	(33,279,000)	(33,025,000)
7.04.01	Depreciation, Amortization and Depletion	(33,279,000)	(33,025,000)
7.05	Net Added Value Produced	156,321,000	21,417,000
7.06	Transferred Added Value	13,403,000	16,236,000
7.06.01	Share of Profit of Equity-Accounted Investments	6,324,000	(2,528,000)
7.06.02	Finance Income	1,785,000	1,377,000
7.06.03	Others	5,294,000	17,387,000
7.06.03.01	Rentals, royalties and others	396,000	462,000
7.06.03.03	PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	4,898,000	16,925,000
7.07	Total Added Value to be Distributed	169,724,000	37,653,000
7.08	Distribution of Added Value	169,724,000	37,653,000
7.08.01	Employee Compensation	13,513,000	18,859,000
7.08.01.01	Salaries	8,470,000	7,956,000
7.08.01.02	Fringe Benefits	4,570,000	10,339,000
7.08.01.03	Unemployment Benefits (FGTS)	473,000	564,000
7.08.02	Taxes and Contributions	82,915,000	22,654,000
7.08.02.01	Federal	65,892,000	12,548,000
7.08.02.02	State	16,716,000	9,705,000
7.08.02.03	Municipal	307,000	401,000
7.08.03	Return on Third-Party Capital	28,979,000	48,677,000
7.08.03.01	Interest	26,736,000	46,502,000
7.08.03.02	Rental Expenses	2,243,000	2,175,000
7.08.04	Return on Shareholders' Equity	44,317,000	(52,537,000)
7.08.04.03	Retained Earnings / (Losses) for the Period	44,022,000	(51,236,000)
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	295,000	(1,301,000)

18

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

1.	Basis of preparation

These interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and present the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2020, which include the full set of notes.

The Company's consolidated and individual interim financial information was prepared and presented in accordance with IAS 34 Interim Financial Reporting (Technical Pronouncement - CPC 21 (R1) - Interim Statements), in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and also in accordance with accounting practices adopted in Brazil by the Accounting Pronouncements Committee (CPC), approved by the Brazilian Securities Commission (CVM). All relevant information specific to the financial statements, and only them, are being highlighted, and correspond to corresponds to the ones used by the Company’s Management.

These interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on August 4, 2021.

2.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2020.

The accounting standards that came into effect on January 1st, 2021 did not have a material effect on these consolidated quarterly information.

Regarding the reform of the reference interest rates (IBOR Reform), the Company continues to monitor the pronouncements of the regulatory authorities, as well as the measures that have been adopted, aimed at adapting the various financial instruments to the new benchmarks. Petrobras and its subsidiaries have debts indexed to Libor (London Interbank Offered Rate), the amount of which corresponds to approximately 34% of their financings.

3.	Cash and cash equivalents and Marketable securities
3.1.	Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

	Consolidated
	06.30.2021	12.31.2020
Cash at bank and in hand	2,536	2,868
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	13,025	13,469
Other investment funds	992	143
	14,017	13,612
- Abroad
Time deposits	8,537	13,376
Automatic investing accounts and interest checking accounts	22,404	29,274
Other financial investments	1,632	1,726
	32,573	44,376
Total short-term financial investments	46,590	57,988
Total cash and cash equivalents	49,126	60,856

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

19

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The main use of these funds in the period ended June 30, 2021 were for debt service, including prepayments of loans in the international banking market, repurchase of securities in the international capital market, and amortization of leases, totaling R$94,258, investments in the amount of R$16,871 and payment of dividends in the amount of R$10,494.

These investments were substantially provided by an operating cash generation of R$96,634, proceeds from financing in the amount of R$8,469, receipts from the sale of assets and interests of R$2,728, and by the foreign exchange effect on the balances of cash and cash equivalents arising from investments abroad of R$ 529.

3.2.	Marketable securities
		Consolidated
	06.30.2021	12.31.2020
Fair value through profit or loss	3,013	3,388
Amortized cost	245	263
Total	3,258	3,651
Current	3,013	3,424
Non-current	245	227

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term.

4.	Sales revenues

		Consolidated
	2021		2020
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Gross sales	136,888	245,025	67,001	161,945
Sales taxes (*)	(26,178)	(48,141)	(16,103)	(35,578)
Sales revenues	110,710	196,884	50,898	126,367
Diesel	32,100	57,261	13,516	31,539
Automotive gasoline	14,439	25,507	4,915	13,242
Liquefied petroleum gas	5,908	10,926	3,782	7,792
Jet fuel	2,107	4,435	409	4,130
Naphtha	1,889	3,701	1,372	4,348
Fuel oil (including bunker fuel)	2,027	3,856	659	1,824
Other oil products	5,319	10,134	2,694	5,763
Subtotal oil products	63,789	115,820	27,347	68,638
Natural gas	7,007	12,685	3,926	9,298
Nitrogen products and renewables	47	121	34	151
Breakage	500	865	769	1,176
Electricity	3,092	6,062	428	1,678
Services, agency and others	900	2,066	1,238	1,941
Domestic market	75,335	137,619	33,742	82,882
Exports	33,567	56,367	14,973	39,684
Crude oil	24,759	40,221	10,497	29,503
Fuel oil (including bunker fuel)	6,683	13,281	3,356	8,008
Other oil products and other products	2,125	2,865	1,120	2,173
Sales abroad (**)	1,808	2,898	2,183	3,801
Foreign Market	35,375	59,265	17,156	43,485
Sales revenues	110,710	196,884	50,898	126,367
(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**) Sales revenues from operations outside of Brazil, including trading and excluding exports.

In the period from January to June of 2021 and 2020, sales to BR Distribuidora represent more than 10% of the Company sales revenues, mainly associated with the refining, transportation and marketing segment.

20

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

5.	Costs and expenses by nature

5.1.	Cost of sales

		Consolidated
	2021		2020
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Raw material, products for resale, materials and third-party services (*)	(26,138)	(40,731)	(13,799)	(33,711)
Depreciation, depletion and amortization	(11,465)	(23,707)	(11,124)	(23,917)
Production taxes	(13,912)	(26,823)	(5,149)	(13,180)
Employee compensation	(2,190)	(4,585)	(2,608)	(5,726)
Total	(53,705)	(95,846)	(32,680)	(76,534)
(*) It Includes short-term leases and inventory turnover.

5.2.	Selling expenses
		Consolidated
	2021		2020
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Materials, third-party services, freight, rent and other related costs	(4,890)	(9,189)	(5,741)	(10,846)
Depreciation, depletion and amortization	(739)	(1,553)	(688)	(1,237)
Allowance for expected credit losses	3	34	(108)	(154)
Employee compensation	(116)	(232)	(215)	(429)
Total	(5,742)	(10,940)	(6,752)	(12,666)

5.3.	General and administrative expenses
		Consolidated
	2021		2020
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Employee compensation	(1,013)	(2,026)	(1,218)	(2,495)
Materials, third-party services, rent and other related costs	(249)	(600)	(226)	(642)
Depreciation, depletion and amortization	(109)	(241)	(124)	(251)
Total	(1,371)	(2,867)	(1,568)	(3,388)

6.	Other income and expenses
		Consolidated
	2021	2020
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Unscheduled stoppages and pre-operating expenses	(1,848)	(3,489)	(2,481)	(4,065)
Pension and medical benefits – retirees	(1,174)	(2,363)	(1,027)	(2,354)
Gains / (losses) related to legal, administrative and arbitration proceedings	(1,675)	(1,381)	(601)	(882)
Variable compensation program	(534)	(1,062)	(3)	168
Profit Sharing	(157)	(314)	(27)	(52)
Equalization of expenses - Production Individualization Agreements	(44)	(288)	4,363	4,474
Gains/(losses) with Commodities Derivatives	(98)	(224)	(2,720)	(1,683)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	(2)	(185)	−	−
Voluntary Separation Incentive Plan (PDV)	22	43	(4,835)	(5,022)
Fines imposed on suppliers	255	415	77	302
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	365	622	98	(348)
Amounts recovered from Lava Jato investigation	275	1,065	335	431
Early termination and cash outflows revision of lease agreements	819	1,214	277	734
Expenses/Reimbursements from E&P partnership operations	997	1,549	884	1,740
Tax recoverable (*)	2,548	2,664	7,800	7,779
Others	(227)	(274)	92	(164)
Total	(478)	(2,008)	2,232	1,058
(*) It Includes the effects of the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS, as set out in note 11.
.

21

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

7.	Net finance income (expense)
		Consolidated
	2021		2020
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Finance income	1,109	1,785	579	1,377
Income from investments and marketable securities (Government Bonds)	242	402	276	574
Others	867	1,383	303	803
Finance expenses	(9,871)	(16,484)	(6,098)	(13,514)
Interest on finance debt	(4,797)	(8,916)	(4,554)	(9,099)
Unwinding of discount on lease liabilities	(1,582)	(3,189)	(1,677)	(3,194)
Discount and premium on repurchase of debt securities	(3,491)	(4,504)	(12)	(1,257)
Capitalized borrowing costs	1,410	2,564	1,156	2,390
Unwinding of discount on the provision for decommissioning costs	(1,027)	(2,054)	(859)	(1,712)
Other finance expenses and income, net	(384)	(385)	(152)	(642)
Foreign exchange gains (losses) and indexation charges	19,538	(5,273)	(6,789)	(21,349)
Foreign Exchange (*)	23,575	4,848	(10,683)	(19,065)
Reclassification of hedge accounting to the Statement of Income (*)	(6,333)	(12,427)	(5,578)	(12,027)
Recoverable taxes inflation indexation income (**)	2,437	2,508	9,325	9,537
Others	(141)	(202)	147	206
Total	10,776	(19,972)	(12,308)	(33,486)
(*) For more information, see notes 29.3.c and 29.3.a. (**) Includes PIS and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation. See note 11.

8.	Net income by operating segment

Consolidated Statement of Income by operating segment – Apr-Jun/2021

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	71,440	100,328	13,960	617	(75,635)	110,710
Intersegments	70,184	1,777	3,345	329	(75,635)	−
Third parties	1,256	98,551	10,615	288	−	110,710
Cost of sales	(29,667)	(88,246)	(8,748)	(609)	73,565	(53,705)
Gross profit	41,773	12,082	5,212	8	(2,070)	57,005
Expenses	(2,408)	(2,752)	(3,499)	(1,441)	(29)	(10,129)
Selling	(26)	(2,135)	(3,537)	(15)	(29)	(5,742)
General and administrative	(150)	(204)	(82)	(935)	−	(1,371)
Exploration costs	(1,005)	−	−	−	−	(1,005)
Research and development	(568)	(9)	(62)	(136)	−	(775)
Other taxes	(119)	(127)	(130)	115	−	(261)
Impairment	(34)	−	(440)	(23)	−	(497)
Other income and expenses	(506)	(277)	752	(447)	−	(478)
Net income (loss) before financial results and income taxes	39,365	9,330	1,713	(1,433)	(2,099)	46,876
Net finance income (expenses)	−	−	−	10,776	−	10,776
Results in equity-accounted investments	174	2,736	175	2,220	−	5,305
Net Income (loss) before income taxes	39,539	12,066	1,888	11,563	(2,099)	62,957
Income taxes	(13,385)	(3,172)	(583)	(3,490)	714	(19,916)
Net income (loss) of the period	26,154	8,894	1,305	8,073	(1,385)	43,041
Attributable to:
Shareholders of Petrobras	26,162	8,894	1,174	8,010	(1,385)	42,855
Non-controlling interests	(8)	−	131	63	−	186
	26,154	8,894	1,305	8,073	(1,385)	43,041

22

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Jan-Jun/2021

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	135,392	177,069	26,047	1,453	(143,077)	196,884
Intersegments	132,967	3,059	6,371	680	(143,077)	−
Third parties	2,425	174,010	19,676	773	−	196,884
Cost of sales	(58,303)	(153,221)	(16,019)	(1,432)	133,129	(95,846)
Gross profit	77,089	23,848	10,028	21	(9,948)	101,038
Expenses	(5,296)	(4,938)	(7,602)	(3,384)	(57)	(21,277)
Selling	(27)	(3,974)	(6,838)	(44)	(57)	(10,940)
General and administrative	(328)	(384)	(176)	(1,979)	−	(2,867)
Exploration costs	(2,201)	−	−	−	−	(2,201)
Research and development	(1,035)	(20)	(89)	(270)	−	(1,414)
Other taxes	(210)	(347)	(257)	(28)	−	(842)
Impairment	(572)	−	(440)	7	−	(1,005)
Other income and expenses	(923)	(213)	198	(1,070)	−	(2,008)
Net income (loss) before financial results and income taxes	71,793	18,910	2,426	(3,363)	(10,005)	79,761
Net finance income (expenses)	−	−	−	(19,972)	−	(19,972)
Results in equity-accounted investments	300	3,352	390	2,282	−	6,324
Net Income (loss) before income taxes	72,093	22,262	2,816	(21,053)	(10,005)	66,113
Income taxes	(24,410)	(6,429)	(825)	6,466	3,402	(21,796)
Net income (loss) of the period	47,683	15,833	1,991	(14,587)	(6,603)	44,317
Attributable to:
Shareholders of Petrobras	47,695	15,833	1,732	(14,635)	(6,603)	44,022
Non-controlling interests	(12)	−	259	48	−	295
	47,683	15,833	1,991	(14,587)	(6,603)	44,317

Consolidated Statement of Income by operating segment - Apr-Jun/2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	27,691	44,326	8,157	1,092	(30,368)	50,898
Intersegments	26,486	812	2,874	196	(30,368)	−
Third parties	1,205	43,514	5,283	896	−	50,898
Cost of sales	(18,890)	(39,835)	(3,312)	(1,098)	30,455	(32,680)
Gross profit	8,801	4,491	4,845	(6)	87	18,218
Expenses	789	(7,066)	(3,521)	1,719	(30)	(8,109)
Selling	(1)	(3,790)	(2,900)	(34)	(27)	(6,752)
General and administrative	(300)	(270)	(104)	(894)	−	(1,568)
Exploration costs	(350)	−	−	−	−	(350)
Research and development	(224)	(9)	(6)	(127)	−	(366)
Other taxes	(414)	(262)	(15)	(614)	−	(1,305)
Impairment	−	−	−	−	−	−
Other income and expenses	2,078	(2,735)	(496)	3,388	(3)	2,232
Net income (loss) before financial results and income taxes	9,590	(2,575)	1,324	1,713	57	10,109
Net finance income (expenses)	−	−	−	(12,308)	−	(12,308)
Results in equity-accounted investments	(48)	(1,341)	134	166	−	(1,089)
Net Income (loss) before income taxes	9,542	(3,916)	1,458	(10,429)	57	(3,288)
Income taxes	(3,260)	875	(450)	3,329	(19)	475
Net income (loss) of the period	6,282	(3,041)	1,008	(7,100)	38	(2,813)
Attributable to:						−
Shareholders of Petrobras	6,294	(3,016)	886	(6,915)	38	(2,713)
Non-controlling interests	(12)	(25)	122	(185)	−	(100)
	6,282	(3,041)	1,008	(7,100)	38	(2,813)

23

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Jan-Jun/2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	75,266	112,486	18,624	1,949	(81,958)	126,367
Intersegments	73,144	2,140	6,210	464	(81,958)	−
Third parties	2,122	110,346	12,414	1,485	−	126,367
Cost of sales	(45,114)	(107,997)	(9,217)	(1,928)	87,722	(76,534)
Gross profit	30,152	4,489	9,407	21	5,764	49,833
Expenses	(65,178)	(11,146)	(6,537)	(802)	(62)	(83,725)
Selling	(2)	(6,650)	(5,906)	(52)	(56)	(12,666)
General and administrative	(506)	(542)	(221)	(2,119)	−	(3,388)
Exploration costs	(818)	−	−	−	−	(818)
Research and development	(498)	(21)	(19)	(250)	−	(788)
Other taxes	(485)	(455)	(52)	(830)	−	(1,822)
Impairment	(64,304)	(208)	−	(789)	−	(65,301)
Other income and expenses	1,435	(3,270)	(339)	3,238	(6)	1,058
Net income (loss) before financial results and income taxes	(35,026)	(6,657)	2,870	(781)	5,702	(33,892)
Net finance income (expenses)	−	−	−	(33,486)	−	(33,486)
Results in equity-accounted investments	(806)	(2,189)	122	345	−	(2,528)
Net Income (loss) before income taxes	(35,832)	(8,846)	2,992	(33,922)	5,702	(69,906)
Income taxes	11,909	2,263	(976)	6,111	(1,938)	17,369
Net income (loss) of the period	(23,923)	(6,583)	2,016	(27,811)	3,764	(52,537)
Attributable to:
Shareholders of Petrobras	(23,911)	(6,413)	1,823	(26,499)	3,764	(51,236)
Non-controlling interests	(12)	(170)	193	(1,312)	−	(1,301)
	(23,923)	(6,583)	2,016	(27,811)	3,764	(52,537)

The balance of depreciation, depletion and amortization by business segment is set forth as follows:

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Total
Jan-Jun/2021	23,173	5,767	1,153	465	30,558
Jan-Jun/2020	23,841	5,147	1,222	523	30,733

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Total
Apr-Jun/2021	11,301	2,817	571	239	14,928
Apr-Jun/2020	11,431	2,664	610	270	14,975

9.	Trade and other receivables
9.1.	Trade and other receivables, net
	Consolidated
	06.30.2021	12.31.2020
Receivables from contracts with customers
Third parties	19,256	16,013
Related parties
Investees (note 30.5)	3,412	3,450
Receivables from the electricity sector	1,144	1,064
Subtotal	23,812	20,527
Other trade receivables
Third parties
Receivables from divestments (*)	7,458	7,916
Lease receivables	2,291	2,427
Other receivables (**)	2,701	13,179
Related parties
Petroleum and alcohol accounts - receivables from Brazilian Government (note 30.5)	2,625	2,503
Subtotal	15,075	26,025
Total trade receivables	38,887	46,552
Expected credit losses (ECL) - Third parties	(7,830)	(7,939)
Expected credit losses (ECL) - Related parties	(140)	(354)
Total trade receivables, net	30,917	38,259
Current	22,381	24,584
Non-current	8,536	13,675

(*) Refers mainly to amounts receivable (including interest and monetary and foreign exchange restatement) from the divestment in Nova Transportadora do Sudeste (NTS) and Roncador's contingent portion

(**) In 2020, it mainly includes amounts related to the purchase and sale of production platforms and equipment from our partners in E&P consortia, with financial settlement in the first quarter of 2021.

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss. Changes in such prices as of June 30, 2021 amounted to R$ 2,085.

24

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In the 1st half of 2021, the average term for receiving receivables from contracts from third-party customers, referring to the sale of derivatives in the domestic market, is approximately 1.7 days (1.5 days on December 31, 2020). Fuel oil and petroleum exports have an average term of receipt of approximately 13.7 days and 7 days, respectively (13 days and 8 days on December 31, 2020).

9.2.	Aging of trade and other receivables – third parties
		Consolidated
	06.30.2021		12.31.2020
	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)
Current	23,270	(554)	30,402	(677)
Overdue:
1- 3 months	431	(215)	1,066	(42)
3 - 6 months	65	(33)	77	(46)
6 - 12 months	82	(39)	219	(147)
More than 12 months	7,858	(6,989)	7,771	(7,027)
Total	31,706	(7,830)	39,535	(7,939)

9.3.	Changes in provision for expected credit losses
	Consolidated
	06.30.2021	12.31.2020
Opening balance	8,293	9,392
Additions	225	1,024
Reversals	(402)	(166)
Write-offs	(4)	(3,596)
Transfer of assets held for sale	−	(15)
Cumulative translation adjustment	(142)	1,654
Closing balance	7,970	8,293
Current	994	1,135
Non-current	6,976	7,158

In 2020, write-offs of R$ 3,596 basically reflect receivables from suppliers, related to the construction and renovation of platforms, which were already fully provisioned.

Petrobras on agreement with Companhia de Eletricidade do Amapá

On May 11, 2021, Petrobras signed with Companhia de Eletricidade do Amapá (CEA) a judicial agreement for the termination of litigation and credit recovery, in the amount of R$314. The agreement establishes the payment to Petrobras of R$132.6, to be settled in 24 successive monthly installments (sub-credit A). A discount will be granted in the remaining amount of R$ 181.4, which was also divided into 24 successive monthly installments (sub-credit B), provided that payments are made on time. For each installment of sub-credit A paid, CEA will receive a bonus corresponding to a portion of sub-credit B of the debt. In the event of default, as provided for in the agreement, Petrobras may demand all the installments due on both debt sub-credits.

The agreement is subject to the following suspensive conditions: (i) success of the CEA privatization bid; and (ii) transfer of shareholding control of CEA until December 31, 2021.

On July 13, 2021, Equatorial won the CEA privatization auction. Once the condition for the transfer of control is met, the agreement will generate a positive effect on Petrobras' consolidated result of R$132.6, without considering the tax effects.

10.	Inventories
	Consolidated
	06.30.2021	12.31.2020
Crude oil	15,727	11,653
Oil products	11,370	10,001
Intermediate products	2,513	2,060
Natural gas and LNG (*)	1,223	631
Biofuels	84	157
Fertilizers	82	43
Total products	30,999	24,545
Materials, supplies and others	5,039	4,955
Total	36,038	29,500
(*) Liquefied Natural Gas

Consolidated inventories are presented less a provision for adjustment to their net realizable value. These adjustments are mainly due to fluctuations in the international quotations of crude oil and oil products and, when constituted, are recognized in the income statement for the period as costs of sales. In the period from January to June 2021, reversal of provision was recorded in the amount of R$ 5 (provision of R$ 1,502, in the period from January to June 2020).

25

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

As of June 30, 2021, the Company had a volume of oil and / or oil products given as a guarantee of the Terms of Financial Commitment - TCF, signed in 2008 with Petros, in the amount of R$ 11,278, after deducting the equivalent volumes of early partial liquidation of the Pre-70 TCF carried out in January 2021, the procedures for which to update the public records are in progress.

11.       Taxes

11.1 Income taxes and other taxes

Income tax and social contribution			Consolidated
			Current assets		Current liabilities		Non-current liabilities
			06.30.2021	12.31.2020	06.30.2021	12.31.2020	06.30.2021	12.31.2020
Taxes in Brazil
Income taxes			2,181	2,032	388	576	−	−
Income taxes - Tax settlement programs			−	−	236	234	1,764	1,853
			2,181	2,032	624	810	1,764	1,853
Taxes abroad			520	138	247	219	−	−
Total			2,701	2,170	871	1,029	1,764	1,853
	Consolidated
Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	06.30.2021	12.31.2020	06.30.2021	12.31.2020	06.30.2021	12.31.2020	06.30.2021	12.31.2020
Taxes in Brazil:
Current / Deferred VAT Rate (VAT)	3,522	2,635	1,512	1,522	4,650	3,334	−	−
Current / Deferred PIS and COFINS (**)	2,911	8,160	11,454	10,680	2,765	2,829	205	191
PIS and COFINS - Law 9,718/98	−	−	3,550	3,537	−	−	−	−
CIDE	23	19	−	−	216	214	−	−
Production taxes/Royalties	−	−	−	−	10,179	6,094	195	487
Withholding income taxes	−	−	−	−	263	551	−	−
Others	331	453	638	621	637	608	307	1,430
Total in Brazil	6,787	11,267	17,154	16,360	18,710	13,630	707	2,108
Taxes abroad	187	46	47	51	103	66	−	−
Total	6,974	11,313	17,201	16,411	18,813	13,696	707	2,108
(*) Other non-current taxes are classified as other liabilities.
(**) As of June 30, 2021, includes R$1,462 (R$6,392 as of December 31, 2020) in current assets, referring to the exclusion of ICMS in the PIS and COFINS calculation basis.

26

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Exclusion of VAT tax from PIS and COFINS tax basis

In June 2020, Petrobras and its subsidiaries obtained a favorable and final court decision on the exclusion of VAT Tax (ICMS) from the calculation basis of PIS and COFINS contributions and recognized the amount of R$16,925, recorded in current assets as taxes and contributions. The credits recognized in assets referred to the exclusion of the VAT Tax (ICMS) actually paid from the calculation basis of PIS and COFINS contributions, whose amounts were unduly paid in terms of competences comprised between the months of October 2001 and August 2020.

On May 14, 2021, the Federal Supreme Court (STF) determined that the VAT Tax (ICMS) amount to be excluded from the PIS and COFINS calculation basis is the one highlighted in the invoice. Thus, in the second quarter of 2021, an additional credit of R$ 4,898 was recognized, monetarily restated and recorded in current assets as taxes and contributions.

The company enabled these credits and offset it with payment of other federal taxes, totaling R$9,844 in 2021 (R$10,372 in 2020).

On June 30, 2021, the amount to be offset by the exclusion of VAT Tax (ICMS) in the PIS and COFINS calculation basis, monetarily restated by the Brazilian basic interest rate (Selic), is R$1,462.

The net gain in income for the period from January to June 2021 was R$3,159 (R$10,887 from January to June 2020).

				Consolidated
			2021		2020
	Effects in the statement of income	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Tax recovery	Other operating income	2,493	2,493	7,675	7,675
Monetary update	Foreign exchange gains (losses) and inflation indexation charges, net	2,405	2,405	9,250	9,250
		4,898	4,898	16,925	16,925
Pis and Cofins	Tax expenses	(112)	(112)	(430)	(430)
Tax effects	Income taxes	(1,627)	(1,627)	(5,608)	(5,608)
		3,159	3,159	10,887	10,887

11.2	Tax amnesty programs – State Tax

Petrobras, based on the management of risks associated with litigation and in line with the value generation strategy, joined the state amnesty programs in Rio de Janeiro and Bahia, generating a positive effect on the result in the first half of 2021 in the amount of R$867, for the reversal of part of the related provisions, against tax expenses and other operating income and expenses of R$659 and financial result of R$208.

Adhesions to the state tax amnesty programs occurred mainly in the 1st quarter of 2021. The main information on these agreements is presented below:

State of Rio de Janeiro

The State of Rio de Janeiro instituted a special installment program called PEP-ICMS VAT Tax, authorized by CONFAZ Agreement No. 87/2020, created by State Supplementary Law No. 189/2020 and regulated by Decree 47,488 of February 12, 2021, which allowed the reduction of 90% of the late payment charges due as a fine and interest.

The adhesion to the program created conditions for the closure of materialized and non-materialized VAT Tax ICMS contingencies provisioned in the total amount of R$ 1,513, upon disbursement of R$ 531, during the months of April and May 2021, which included spontaneous termination due to the cancellation of part of the scope of the Comperj project (currently Gaslub). As a result, on March 31, 2021, the Company revised its expectation of disbursements considered probable and made the reversal of R$ 980 in the respective provisions for lawsuits and taxes.

State of Bahia

The adhesion to the remission and amnesty program with the State of Bahia was celebrated under the terms of VAT Tax Agreements 48/2020 and 49/2020, ratified by Law 14.286 / 2020, which allowed the remission of 50% of the tax and 90% of the fine and interest due. Tax debts resulting from disallowance of tax credits were closed in January 2021 with the payment of R$ 113, providing a definitive solution for this type of contingency.

27

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

11.3	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	2021		2020
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Net income (loss) before income taxes	62,957	66,113	(3,288)	(69,906)
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(21,405)	(22,478)	1,118	23,768
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	(469)	(354)	2,436	(1,233)
Brazilian income taxes on income of companies incorporated outside Brazil (*)	13	(1,143)	(1,258)	(2,382)
Tax loss carryforwards (unrecognized tax losses)	48	(118)	(1,219)	(1,046)
Non-taxable income (non-deductible expenses), net (**)	1,062	1,291	(269)	(514)
Expenses with post-employment medical benefits	(242)	(484)	(390)	(781)
Results of equity-accounted investments in Brazil and abroad	1,077	1,490	75	(424)
Others	−	−	(18)	(19)
Income taxes expense	(19,916)	(21,796)	475	17,369
Deferred income taxes	(19,396)	(20,627)	1,085	18,576
Current income taxes	(520)	(1,169)	(610)	(1,207)
Total	(19,916)	(21,796)	475	17,369
Effective tax rate of income taxes	31.6%	33.0%	14.4%	24.8%
(*) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) It includes provisions for legal proceedings.

11.4	Deferred income taxes - non-current

Changes of deferred income tax and social contribution

	Consolidated
	2021	2020
Balance at January 1st	32,509	(1,502)
Recognized in the statement of income for the year	(20,627)	8,940
Recognized in shareholders’ equity	(11,313)	24,858
Cumulative translation adjustment	(2)	559
Use of tax credits	−	(332)
Others	8	(14)
Total	575	32,509
Deferred tax assets	2,822	33,524
Deferred tax liabilities	(2,247)	(1,015)
Total	575	32,509

The table below shows the composition and the basis for realization of deferred tax assets and liabilities:

Nature	Reasoning for realization	06.30.2021	12.31.2020
Property, plant and equipment - Cost of prospecting and dismantling areas	Depreciation, Amortization and Write-off of Assets	(13,377)	(16,655)
Property, plant and equipment - Impairment	Amortization, Write-off of Assets and Impairment Reversal	30,439	34,435
Property, plant and equipment – Others (*)	Depreciation, Amortization and Write-off of Assets	(62,377)	(45,157)
Loans, accounts receivable / payable and financing	Payments, Receipts and Consideration	10,388	20,335
Leases	Appropriation of leases	3,862	6,186
Provision for lawsuits	Payment and reversal of the provision	3,642	3,453
Tax losses	Compensation of 30% of taxable income	15,193	12,995
Inventories	Sale, Write-Off and Loss	1,569	822
Employee benefits, mainly pension plan	Payment and reversal of the provision	11,614	14,972
Others		(378)	1,123
Total		575	32,509
(*) includes accelerated incentive depreciation, difference in depreciation per unit produced x straight-line method, as well as capitalized financial charges

28

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

12	Short-term and other benefits

The balance of the main benefits for employees, current and non-current, is presented as follows:

	Consolidated
	06.30.2021	12.31.2020
Voluntary Severance Program (PDV)	3,968	4,678
Employees variable compensation program	1,121	2,715
Accrued vacation pay and Christmas Bonus	2,971	2,443
Salaries and related charges	1,271	1,059
Profit sharing	312	20
Total	9,643	10,915
Current	9,092	10,150
Non-current (*)	551	765

(*) Amount classified in other liabilities

12.1Voluntary Severance Programs

As of June 30, 2021, changes in the provision for expenses relating to separation plans implemented by the Company are set out as follows:

	Consolidated
	06.30.2021	12.31.2020
Opening Balance	4,678	565
Enrollments	141	5,723
Revision of provisions	(184)	(315)
Separations in the period	(667)	(1,295)
Closing Balance	3,968	4,678
Current	3,425	3,921
Non-current	543	757

The recognition of the provision for expenditures on retirement programs occurred as employees joined.

The voluntary termination program (PDV 2019), for retired employees under the Brazilian Social Security Institute (INSS), until the enactment of the Pension Reform, had enrollments reopened during January 2021 for employees not yet enrolled or who have given up membership for any reason until December 29, 2020. During the reopening period, 195 employees signed up for the program.

On March 29, 2021, the Company opened the sixth opportunity for the separation of corporate employees, with application deadline on April 19, 2021 and had the adhesion of 35 employees.

The Company deferred payment of indemnities in two installments, the first at the time of termination, together with the legal severance payments, and the second, when applicable, 12 months after the payment of the first installment.

On June 30, 2021, of the total provisioned, the amount of R$2,512 refers to the second installment of 7,936 employees dismissed and R$1,456 refers to 2,663 employees enrolled in voluntary dismissal programs with expected departure by July 2022.

12.2	Variable compensation program

Performance award program (PPP)

On January 26, 2021, the Board of Directors approved an adjustment to the criteria for granting PPP 2020 to employees (previously approved on April 28, 2020), changing its regulation. To trigger the program, there must be net income for the year, without considering the impairment value and exchange rate variation recorded in Petrobras' net finance income, associated with compliance with the company's performance metrics and the individual performance of employees and results of the areas.

In February 2021, the Company advanced part of the PPP 2020 amount to employees in the amount of R$651. On April 14, 2021, the supplement, in the amount of R$1,996, was paid, totaling R$2,647.

In the period from January to June 2021, the company provisioned R$1,052 (R$978 in the parent company) related to the variable compensation of employees for the year 2021, recorded in other operating expenses.

29

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

12.3	Profit sharing (PLR)

At December 29, 2020, the 17 unions representing onshore employees had signed the agreement for the PLR for the next two years (2021/2022) before the deadline determined by the Collective Labor Agreement (ACT). Among the offshore employees, only Sindmestre (Sindicato Nacional dos Mestres de Cabotagem e dos Contra Mestres em Transportes Marítimos) had signed the agreement within the period defined by the ACT.

The PLR 2021/2022 regulation covers employees who do not occupy gratified functions and provides for individual limits according to the remuneration of the participants.

In order for PLR to be triggered in the years 2021 and 2022, in addition to the PLR agreement being signed, the following triggers / requirements must be met: i) approval of dividend distribution by the Annual General Meeting (AGO); ii) calculation of net income in the reference year; and iii) reaching the average percentage, weighted by weight, of the set of indicator targets of at least 80%.

The maximum amount of PLR to be distributed is limited to 5% of adjusted Ebitda, 6.25% of net income and 25% of dividends distributed to shareholders, in each year.

In the period from January to June 2021, the Company provisioned R$314 (R$278 in the Parent Company) referring to employees' profit sharing for the year 2021, recorded in other operating expenses.

13	Employee benefits (Post-Employment)

Represents the company's obligation, net of collateral assets, when applicable, and discounted to present value, calculated annually by an independent actuary, in accordance with the methodology established in CPC 33 (R1) - Employee Benefits, approved by CVM Resolution No. 695/ 2012, which diverges from the accounting practices adopted by pension funds regulated by the National Council for Complementary Pensions (Conselho Nacional de Previdência Complementar).

The balances related to post-employment benefits granted to employees are shown below:

	Consolidated
	06.30.2021	12.31.2020
Liabilities
Health Care Plan (Saúde Petrobras)	28,422	27,836
Petros Pension Plan - Renegotiated (PPSP-R) (*)	22,948	31,265
Petros Pension Plan - Non-renegotiated (PPSP-NR) (*)	6,218	8,424
Petros Pension Plan - Renegotiated Pre-70 (PPSP-R Pre-70)	5,526	7,837
Petros Pension Plan - Non-renegotiated Pre-70 (PPSP-NR Pre-70)	3,658	5,588
Petros 2 Pension Plan (PP2)	2,674	2,477
Other plans	79	76
Total	69,525	83,503
Current	4,845	8,049
Non-current	64,680	75,454
Total	69,525	83,503

(*) In 2020, includes the obligation with contribution related to the review of the lump sum death benefit.

30

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The movement of obligations with pension and health plans with defined benefit characteristics is shown below:

	Pension plans			Health Care	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2			Total
Changes in the net actuarial liability
Balance as of January 1,	39,102	14,012	2,477	27,836	76	83,503
Recognized in the Statement of Income	1,339	471	197	1,424	3	3,434
Costs incurred in the period	(5)	(1)	−	−	−	(6)
- Present value of the obligation	(3,672)	(168)	−	−	−	(3,840)
- Value of guarantor asset - transfer to equity in PP3	2,494	114	−	−	−	2,608
- Sponsor's contribution to PP3	1,173	53	−	−	−	1,226
Current service cost	24	−	105	446	−	575
Net interest cost	1,222	443	92	978	3	2,738
Interest on the obligations with contribution for the revision of the lump sum death benefit	98	29	−	−	−	127
Recognized in Equity - other comprehensive income	(6,885)	(1,769)	−	−	8	(8,646)
Remeasurement: (Gains) / Actuarial losses	(6,885)	(1,769)	−	−	8	(8,646)
Cash effects	(5,082)	(2,838)	−	(838)	(1)	(8,759)
Contributions paid	(705)	(214)	−	(838)	(1)	(1,758)
Payments of obligations with contribution for the revision of the lump sum death benefit (**)	(1,797)	(536)	−	−	−	(2,333)
Payments related to Term of financial commitment (TFC)	(2,580)	(2,088)	−	−	−	(4,668)
Other changes	−	−	−	−	(7)	(7)
Others	−	−	−	−	(7)	(7)
Total obligation with pension and medical benefits as of June 30,2021	28,474	9,876	2,674	28,422	79	69,525
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(**) On June 30, the Company prepaid the debt balance of R$2.25 billion.

	Pension plans			Health Care	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2	AMS		Total
Changes in the net actuarial liability
Balance as of January 1,	41,239	13,154	3,987	48,312	98	106,790
Recognized in the Statement of Income	454	206	571	(8,461)	14	(7,216)
Costs incurred in the period	(1,606)	(477)	280	(11,882)	1	(13,684)
Service cost	2,060	683	291	3,421	13	6,468
Recognized in Equity - other comprehensive income	(1,833)	1,519	(2,081)	(10,417)	(41)	(12,853)
Remeasurement effects recognized in other comprehensive income	(1,833)	1,519	(2,081)	(10,417)	(41)	(12,853)
Cash effects	(2,457)	(1,374)	−	(1,598)	(4)	(5,433)
Contributions paid	(1,324)	(416)	−	(1,598)	(4)	(3,342)
Payments related to Term of financial commitment (TFC)	(1,133)	(958)	−	−	−	(2,091)
Other changes	−	−	−	−	9	9
Others	−	−	−	−	9	9
Total as of December 31 2020	37,403	13,505	2,477	27,836	76	81,297
Obligations with contribution for the revision of the lump sum death benefit	1,699	507	−	−	−	2,206
Total obligation with pension and medical benefits as of December 31 2020	39,102	14,012	2,477	27,836	76	83,503
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

The net expense for pension and health plans is as follows:

	Pension plans			Health care Plans
	PPSP-R (*)	PPSP-NR (*)	PP2	Saúde Petrobras	Other plans	Total
Relating to active employees (costing and result)	147	23	159	742	−	1,071
Related to inactive employees (other income and expenses)	1,094	419	38	682	3	2,236
Obligation with contributory contribution – review of lump sum death benefit (other income and expenses)	98	29	−	−	−	127
Expense recognized in income - Jan-Jun/2021	1,339	471	197	1,424	3	3,434
Expense recognized in income -Jan-Jun/2020	1,157	415	291	2,300	12	4,175
Relating to active employees (costing and result)	75	10	79	371	(1)	534
Related to inactive employees (other income and expenses)	543	209	19	341	3	1,115
Obligation with contributory contribution – review of lump sum death benefit (other income and expenses)	46	13	−	−	−	59
Expense recognized in income -Apr-Jun/2021	664	232	98	712	2	1,708
Expense recognized in income -Apr-Jun/2020	500	212	145	1,151	8	2,017

13.1Pension plans

The management of the company's supplementary pension plans is the responsibility of the Petrobras Foundation for Social Security (Fundação Petrobras de Seguridade Social – Petros), which was incorporated by Petrobras as a private, non-profit legal entity with administrative and financial autonomy.

31

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.1.1. Petros Plan Renegotiated (PPSP-R) and Non-Renegotiated (PPSP-NR)

On March 29, 2021, the Petros Board of Directors approved the financial statements of the PPSP-R and PPSP-NR plans, ending the year 2020 with a surplus and reversing the scenario of successive deficits in the two largest defined benefit plans managed by the Foundation.

The main differences in accounting practices adopted in Brazil (CNPC and CVM) between the Pension Fund and the Sponsor to calculate the actuarial commitment are shown below:

		2020
	PPSP-R	PPSP-NR
Accumulated surplus according to CNPC – Petros Foundation	(968)	(536)
Financial assumptions	19,090	5,830
Ordinary and extraordinary sponsor contributions	13,798	3,981
Changes in fair value of plan assets (*)	10,744	4,778
Others (including Actuarial valuation method)	(5,261)	(548)
Net actuarial liability according to CVM - Sponsor Company	37,403	13,505
(*) Includes balance of accounts receivable resulting from the Financial Commitment Term - TCF signed with Petrobras, and which Petros recognizes as equity.

Migration to PP3 and intermediate revision of PPSP-R and PPSP-NR

The PP-3 is a defined contribution (CD) pension option, which served as a voluntary and exclusive migration for participants and beneficiaries of the PPSP-R and PPSP-NR plans, both Post-70.

On January 27, 2021, the creation of the Petros Plan 3 (PP-3) was approved by responsible public agencies, as well as the changes in the regulations of the PPSP-R and PPSP-NR plans, both post-70, basically predicting the process of migration of participants to PP-3.

The application deadline for PP3 ended on April 30, 2021. The option for migration is irreversible and irrevocable, in addition to terminating any and all relationship with the plan of origin.

On June 15, 2021, the validation stage of the PP-3 applications was completed, totaling 2,176 applications granted and the technical and administrative feasibility studies of the new defined contribution plan were completed, allowing its implementation as from August 2021.

Considering the feasibility of PP-3, the option to migrate to the new plan being irreversible and irrevocable and the need to measure the cost of the past service, Petrobras carried out an intermediate review of the PPSP-R and PPSP-NR plans in the second quarter of 2021, which resulted in a reduction in liabilities of R$8,660, as a contra entry to: (i) R$6 of gain in income for the cost of past service of the 2,176 participants who opted for the migration, as shown in the movement of plan obligations; and (ii) R$8,654 of gain in other comprehensive income in shareholders' equity, mainly due to the increase in the discount rate applied to plan liabilities.

Petrobras will make an estimated contribution of R$ 1,226 in the PP-3, discounting the contribution amount for the revision of the lump sum death benefit in the amount of R$ 92, provided for in the plan for solving the deficit of the PPSP-R and PPSP-NR plans settled in June 2021. This amount will be updated, by the actuarial goals of the plans of origin (PPSP-R and PPSP-NR), until the payment date, expected to occur in September 2021.

In addition to this contribution for the formation of PP-3's equity, the values of the guarantor assets of the PPSP-R and PPSP-NR plans will be transferred, in the estimated amount of R$2,608 in the position of May 2021.

The average duration of the actuarial liability of the PPSP-R and PPSP-NR plans, after remeasurement of the liability, is 12.77 years and 11.99 years, respectively (12.43 years and 11.51 years as of December 31, 2020, respectively).

a) Actuarial assumptions

The actuarial assumptions used to carry out the intermediate actuarial valuation in the 2nd quarter of 2021, compared to those adopted in the December 2020 actuarial valuation, were not updated, except for the discount rate assumption, which increased by 0.68 pp when compared to the discount rates of 4.27% and 3.59% (as of May 31, 2021 and December 31, 2020, respectively) in the PPSP-R and 0.70 pp when compared to the discount rates of 4.23% and 3.53% (as of May 31, 2021 and December 31, 2020, respectively) in the PPSP–NR.

32

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.1.2 Petros Plan 2 (PP2)

The Petros 2 Plan has a defined contribution portion whose payments are recognized in income. In the period from January to June 2021, the company's contribution to the defined contribution portion of the Petros Plan 2 was R$ 411 (R$ 410, for the period from January to June 2020).

13.2	Health Care Plan (AMS)

In 2020, Petrobras' Board of Directors approved a new management model for Multidisciplinary Health Care. As from April 1st, 2021, the management of the health care plan started to be carried out by a non-profit civil association, named as Petrobras Health Association (APS), maintaining the self-management model which complies with the requirements of the Agência Nacional de Saúde Suplementar (ANS).

With the transfer to the new management model, there was no change in sponsors, benefit, coverage or scope, as well as no accounting effects.

14	Provisions for legal proceedings

14.1Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (ii) actions of outsourced employees;
•	Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; (ii) alleged misappropriation of VAT (ICMS) tax credits; and (iii) fines for non-compliance with accessory tax obligations;
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) royalties and special participation charges, including royalties over shale extraction; and (iii) penalties applied by ANP relating to measurement systems.
•	Environmental claims, specially: (i) compensation and fines relating to an environmental accident in the State of Paraná in 2000; and (ii) fines relating to the Company’s offshore operation.

Provisions for legal proceedings are set out as follows:

	Consolidated
Current and Non-current liabilities	06.30.2021	12.31.2020
Labor claims	3,793	3,667
Tax claims	1,886	2,538
Civil claims	3,242	3,706
Environmental claims	2,223	1,516
Total	11,144	11,427

	Consolidated
	06.30.2021	12.31.2020
Opening Balance	11,427	12,546
Additions, net of reversals	993	2,494
Use of provision	(1,404)	(3,814)
Accruals and charges	97	104
Others	31	97
Closing balance	11,144	11,427

In preparing its consolidated financial statements for the period ended on June 30, 2021, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

33

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In the period from January to June 2021, the reduction in liabilities is mainly due to changes in the following cases: (i) reduction of R$985 due to the review of tax contingencies within the scope of the amnesty program of the state of Rio de Janeiro ( see explanatory note 11.2); and (ii) reduction of R$ 376 due to the agreement reached in the arbitration of engineering contracts in platforms arising from subsidiaries abroad, mainly offset by: (iii) R$ 740 for the transfer to probable loss in lawsuits related to indemnities and fines resulting from the environmental accident that occurred in 2000 in the State of Paraná; (iv) R$120 in the provision for civil litigation involving contractual issues; and (v) R$125 in the provision for fines from regulatory agencies.

14.2	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	06.30.2021	12.31.2020
Tax	29,354	26,785
Labor	4,425	4,317
Civil	5,809	5,688
Environmental	579	588
Others	384	460
Total	40,551	37,838

	Consolidated
	06.30.2021	12.31.2020
Opening Balance	37,838	33,198
Additions	2,611	4,672
Use	(231)	(441)
Accruals and charges	410	431
Others	(77)	(22)
Closing balance	40,551	37,838

In the period from January to June 2021, the Company made judicial deposits in the amount of R$2,611, including: (i) R$903 referring to Corporate Income Tax and Social Contribution for not adding the income of subsidiaries and affiliates domiciled abroad to the calculation base of the Parent Company's Corporate Income Tax and Social Contribution; (ii) R$770 referring to the unification of Campos (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça); (iii) R$529 referring to the levy of withholding income tax related to platform chartering; (iv) R$382 referring to Corporate Income Tax and Social Contribution deducting expenses with Petros; and (v) R$ 341 referring to various judicial deposits of a tax nature, mainly offset by: (vi) R$ 722 referring to the redemption of a civil deposit made in an indemnity action based on the unilateral termination of the Excise Tax (IPI) credit assignment agreement.

14.3	Contingent liabilities

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interest rates. As of June 30, 2021, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

	Consolidated
Nature	06.30.2021	12.31.2020
Tax	130,515	127,375
Labor	38,730	42,505
Civil – General	27,466	24,012
Civil – Environmental	5,814	7,613
Total	202,525	201,505

The main contingent liabilities are:

•	Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) tax on services provided offshore (ISS); (iv) requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority; (v) collection and crediting of ICMS VAT tax by several states; and (vi) collection of social security contributions over payments of bonuses.
•	Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated;
•	Civil lawsuits, highlighting: (i) administrative and legal proceedings that discuss differences in special participation and royalties in different fields; (ii) public civil action challenging the alleged illegality of the gas supply made by the Company to Nitrogen Fertilizer Production Unit; (iii) fines from regulatory agencies; (iv) claims involving contracts; and (v) claims related to civil liability.

34

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

•	Environmental matters comprising indemnities for material and collective moral damages to the environment and environmental fines related to the Company operation.

In the period from January to June 2021, the increase in liabilities is mainly due to the following events: (i) R$2,749 in civil litigation involving contractual issues; (ii) R$1,258 referring to actions involving the collection of VAT Tax (ICMS) on inventory differences and on added value; (iii) R$992 referring to lawsuits involving civil liability; (iv) R$735 in lawsuits discussing the difference in special participation and royalties in different fields; (v) R$499 of requests for offsetting federal taxes not ratified by the Federal Revenue Service of Brazil; and (vi) R$594 referring to lawsuits involving the collection of Corporate Tax and Social Contribution in the deduction of expenses with Petros. This effect was partially offset by: (vii) reduction of R$ 3,540, based on the publication of the minutes of the judgment session of the Declaratory Action for Constitutionality (ADC) No. 58 by the Federal Supreme Court, in relation to the update financial rates applied to labor debts in collective actions in which the labor unions question the calculation formula of the RMNR Supplement; (viii) R$1,795 for the review of amounts and transfer to probable loss in environmental damages and fines actions related to the company's operation; and (ix) R$308 for the write-off of amounts related to the company's operations in Ilha Grande Bay in the State of Rio de Janeiro.

14.4	RMNR - Minimum Remuneration by Level and Work Regime

As of June 30, 2021, there are several lawsuits related to the Minimum Remuneration by Level and Work Regime (RMNR), with the objective of revising its calculation criteria.

The RMNR consists of a guaranteed minimum remuneration for employees, based on salary level, working conditions and geographic location. This compensation policy was created and implemented by Petrobras in 2007 through collective bargaining with union representatives, and approved at employee meetings, being questioned only three years after its implementation.

In 2018, the Superior Labor Court (TST) ruled against the Company, which filed extraordinary appeals against its decision. However, the Federal Supreme Court (STF) suspended the effects of the decision rendered by the TST and determined the national suspension of the ongoing processes related to the RMNR.

On July 29, 2021, a monocratic decision was published in which the Reporting Justice granted the Extraordinary Appeal filed in one of the proceedings to reestablish the judgment that dismissed the copyright requests, accepting the Company's thesis and recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the unions, reversing the decision of the TST.

This decision is appealable and has not been final and unappealable, with no effects on the Company's financial statements as of June 30, 2021, which present R$715, classified as probable loss, recognized in liabilities as a provision for legal and administrative proceedings and R$31,327, classified as possible loss, included in the explanatory note of legal proceedings not provisioned.

14.5	Class action and related proceedings

Regarding the class action in the Netherlands, on May 26, 2021, the Court ruled that the class action must continue and that the arbitration clause of Petrobras' Bylaws does not prevent the company's shareholders from having access to the Dutch Judiciary and being represented by the Foundation. However, investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the action.

As the decision deals with procedural issues, as a rule, it is not subject to appeal at this stage of the process, except with judicial authorization. The class action will proceed to the phase of discussion of issues of merit. For more information, see explanatory note 20.4.1 to the financial statements for the year ended December 31, 2020.

In the Argentine arbitration, detailed in item 20.4.3 of the financial statements for the year ended December 31, 2020, the appeal filed by the Association has not yet been judged by the Argentine Supreme Court.

As for the criminal actions in Argentina, detailed in item 20.5 of the financial statements for the year ended December 31, 2020, in the context of the action related to the alleged fraudulent offer of securities, on September 14, 2020, the judge responsible accepted the company's defense of immunity from jurisdiction and decided that Petrobras cannot be sued in a criminal action before the Argentine courts. The Association appealed against this decision, and the appeal is pending judgment. Regarding the action related to the alleged non-compliance with the obligation to disclose "material fact", on March 4, 2021, the Court (Room A of the Economic Penal Chamber) decided that the jurisdiction to judge this criminal action should be transferred from the Court Criminal Economic Court No. 3 of the city of Buenos Aires to the Criminal Economic Court No. 2 of that same city.

14.6           Arbitrations in Brazil

In the period from January to June 2021, there were no events that changed the assessment and information about arbitrations in Brazil.

35

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

For more information, see note 20.4.2 to the financial statements for the year ended December 31, 2020.

14.7	Tax recoveries under dispute
14.7.1	Deduction of VAT tax (ICMS) from the basis of calculation of PIS and COFINS

The Company filed complaints against Brazilian Federal Government challenging the constitutionality of the inclusion, from 2001 to 2020, of ICMS within the calculation basis of PIS and COFINS. The Company obtained a favorable and definitive court decision on this claim, recognizing that Petrobras had the right to offset the amounts unduly paid under PIS and COFINS, with this decision being final and the respective asset recognized in the year 2020, according to note 17 of Taxes of December 31, 2020.

The credit recognized in assets refers to the exclusion of the ICMS VAT Tax actually collected from the calculation basis of PIS and COFINS contributions, as directed by the Federal Revenue Service of Brazil (COSIT Consultation Solution 13), while the difference for the ICMS VAT Tax criterion highlighted in the invoice was not recorded in assets, as it was depending on a decision by the Federal Court of Justice (STF).

On May 14, 2021, the extract from the minutes of the STF judgment on the motion for clarification filed by the Federal Government was published and it was clear that the criterion to be used for VAT Tax (ICMS) calculation purposes in the PIS and COFINS calculation basis is the one related to the VAT Tax (ICMS) highlighted on the invoice. Based on the STF decision, Petrobras recognized the asset related to the difference between the criteria, and this amount is already being offset in the Company's tax calculation.

The effects recognized relating to the exclusion of VAT Tax (ICMS) from the PIS and COFINS basis, as well as the offset of these amounts, are presented in note 11.1.

15	Provision for decommissioning costs
	Consolidated
	06.30.2021	12.31.2020
Opening balance	97,595	70,377
Adjustment to provision	28	29,309
Transfers related to liabilities held for sale (*)	(1,933)	(2,793)
Payments made	(1,743)	(2,293)
Interest accrued	1,972	2,925
Others	(15)	70
Total	95,904	97,595

(*) In the period from January to June 2021, it refers to transfers of R$ 595 related to Polo Peroá, in Espírito Santo, and R$ 530 related to Polo Miranga, in Bahia, and R$ 808 related to Polo Alagoas, in Alagoas. In 2020, it mainly includes transfers of R$ 1,550 related to concessions in Bahia and R$ 1,054 related to concessions in Rio Grande do Norte, according to note 23 of June 30, 2021 and note 24 of December 31, 2020, respectively.

16	The “Lava Jato (Car Wash) Operation” and its effects on the Company

The Company has monitored the progress of investigations under the “Lava Jato” Operation and, in the preparation of these unaudited interim consolidated financial statements for the period ended June 30, 2021, did not identify any additional information that would affect the adopted calculation methodology to write off, in the third quarter of 2014, amounts overpaid for the acquisition of property, plant and equipment. The Company will continue to monitor these investigations for additional information in order to assess their potential impact on the adjustment made.

In addition, the Company has fully cooperated with the Brazilian Federal Police (Polícia Federal), the Brazilian Public Prosecutor’s Office (Ministério Público Federal), the Federal Auditor’s Office (Tribunal de Contas da União – TCU) and the General Federal Inspector’s Office (Controladoria Geral da União) in the investigation of all crimes and irregularities.

In the period from January to June 2021, as a result of leniency agreements and collaboration and repatriation agreements, the reimbursement of R$ 1,065 (R$ 431 from January to June 2020) was recognized. Considering the amount recognized in previous years, Petrobras has already recovered R$ 6,013 as a result of Lava Jato Operation. These funds were presented as other operating income.

16.1	U.S. Commodity Futures Trading Commission - CFTC

On May 30, 2019, the U.S. Commodity Futures Trading Commission (“CFTC”) contacted Petrobras with an inquiry regarding trading activities related to the Lava Jato Operation. Petrobras reiterates that it continues to cooperate with the regulatory authorities, including the CFTC, regarding any inquiry.

36

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

16.2           Order of civil inquiry - Brazilian Public Prosecutor’s Office

On December 15, 2015, the State of São Paulo Public Prosecutor’s Office issued the Order of Civil Inquiry 01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the Brazilian stock market. The Brazilian Attorney General’s Office (Procuradoria Geral da República) assessed this civil proceeding and determined that the São Paulo Public Prosecutor’s Office has no authority over this matter, which must be presided over by the Brazilian Public Prosecutor’s Office. The Company has provided all relevant information requested by the authorities.

.

17	Property, plant and equipment
17.1	By class of assets
	Consolidated						Parent
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total	Total
Balance at January 1,2020	17,938	283,673	88,480	164,845	87,013	641,949	662,816
Additions	1	23,819	14,825	1,883	22,671	63,199	174,429
Additions to / review of estimates of decommissioning costs	−	−	−	27,899	−	27,899	27,829
Capitalized borrowing costs	−	−	4,797	−	−	4,797	4,745
Write-offs	(26)	(2,269)	(2,266)	(1,055)	(6,588)	(12,204)	(81,011)
Transfers	(1,485)	13,724	(15,342)	6,079	(119)	2,857	1,955
Transfers to assets held for sale	(47)	(1,055)	14	(3,956)	(73)	(5,117)	(4,995)
Depreciation, amortization and depletion	(719)	(21,882)	−	(19,650)	(20,627)	(62,878)	(71,925)
Impairment recognition	(68)	(35,813)	(13,997)	(22,691)	(1,645)	(74,214)	(66,603)
Impairment reversal	−	28,522	2,479	8,296	638	39,935	22,848
Cumulative translation adjustment	218	16,221	1,265	308	1,199	19,211	−
Balance at December 31, 2020	15,812	304,940	80,255	161,958	82,469	645,434	670,088
Accumulated cost	28,322	557,080	143,142	316,486	123,578	1,168,608	1,120,987
Accumulated depreciation, amortization, depletion and impairment	(12,510)	(252,140)	(62,887)	(154,528)	(41,109)	(523,174)	(450,899)
Balance at December 31, 2020	15,812	304,940	80,255	161,958	82,469	645,434	670,088
Additions	1	3,870	15,298	4	5,834	25,007	28,318
Additions to / review of estimates of decommissioning costs	−	−	−	(7)	−	(7)	−
Capitalized borrowing costs	−	−	2,555	−	−	2,555	2,527
Business combinations	(1)	−	−	−	−	(1)	−
Write-offs	(2)	(241)	(863)	(79)	(369)	(1,554)	(1,563)
Transfers	57	3,838	(14,491)	11,012	(9)	407	(302)
Transfers to assets held for sale	−	(5,929)	(874)	(1,343)	12	(8,134)	(8,151)
Depreciation, amortization and depletion	(310)	(10,800)	−	(10,800)	(11,101)	(33,011)	(35,525)
Impairment recognition (note 19)	−	(1,007)	−	(46)	−	(1,053)	(1,053)
Impairment reversal (note 19)	−	210	153	97	−	460	308
Cumulative translation adjustment	(3)	34	(266)	(17)	(2)	(254)	−
Balance at June 30, 2021	15,554	294,915	81,767	160,779	76,834	629,849	654,647
Accumulated cost	23,735	554,159	142,176	317,840	125,157	1,163,067	1,115,389
Accumulated depreciation, amortization, depletion and impairment (***)	(8,181)	(259,244)	(60,409)	(157,061)	(48,323)	(533,218)	(460,742)
Balance at June 30, 2021	15,554	294,915	81,767	160,779	76,834	629,849	654,647
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method	8 (2 to 47)

(*) Composed of production platforms, refineries, thermoelectric plants, gas treatment units, pipelines and other operating, storage and production facilities, including subsea production equipment and flow of oil and gas depreciated by the method of the units produced.

(**) Balances by business segment are presented in note 24.

(***) Composed of exploration and production assets related to wells, abandonment of areas, signature bonuses associated with proven reserves and other expenses directly linked to exploration and production, except production platforms.

(****) In the case of lands and assets under construction, it refers only to impairment losses.

The rights-of-use comprise the following underlying assets:

37

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated					Parent Company
	Platforms	Vessels	Buildings and others	Total	Total
2020
Accumulated cost	57,913	58,498	7,167	123,578	139,784
Accumulated depreciation, amortization, depletion and impairment	(16,447)	(21,251)	(3,411)	(41,109)	(45,198)
Balance at December 31, 2020	41,466	37,247	3,756	82,469	94,586
2021
Accumulated cost	58,618	60,144	6,395	125,157	140,844
Accumulated depreciation, amortization, depletion and impairment	(18,855)	(26,322)	(3,146)	(48,323)	(49,593)
Balance at June 30, 2021	39,763	33,822	3,249	76,834	91,251

17.2	Production Individualization Agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia, as well as contracts resulting from divestment operations and strategic partnerships linked to these consortia. These agreements will result in equalizations payable or receivable of expenses and production volumes related to the Atapu, Berbigão, Sururu, Albacora Leste, Tartaruga Verde and other fields.

The change in the amount payable is shown below:

	Consolidated
	06.30.2021	12.31.2020
Initial balance	1,925	456
Additions/write-offs in Property, Plant and Equipment	(352)	1,500
Payments made	-	(89)
Other operating (income) expenses	288	58
Final balance	1,861	1,925

As of June 30, 2021, Petrobras has an estimate of amounts payable for the execution of the AIP submitted for approval by the ANP of R$1,861 (R$1,925 as of December 31, 2020). In the period from January to June 2021, these agreements resulted in the recognition of additions and write-offs in property, plant and equipment, in addition to other net expenses of R$ 288, reflecting the best available estimate of the assumptions used in the calculation of the calculation base and the sharing of assets relevant in areas to be equalized.

17.3	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the period between January to June 2021, the capitalization rate was 6.08% p.a. (6.22% p.a. for the same period of 2020).

38

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

18	Intangible assets
18.1	By class of assets
	Consolidated				Parent Company
	Rights and Concessions	Software	Goodwill	Total	Total
Balance at January 1st, 2020	77,261	976	252	78,489	77,904
Addition	157	448	−	605	562
Capitalized borrowing costs	−	9	−	9	9
Write-offs	(922)	(16)	−	(938)	(902)
Transfers	(13)	(5)	(148)	(166)	(17)
Amortization	(37)	(295)	−	(332)	(298)
Impairment recognition	−	(30)	(31)	(61)	−
Cumulative translation adjustment	18	2	52	72	−
Balance at December 31, 2020	76,464	1,089	125	77,678	77,258
Accumulated Cost	76,925	6,467	125	83,517	82,110
Accumulated amortization and impairment	(461)	(5,378)	−	(5,839)	(4,852)
Balance at December 31, 2020	76,464	1,089	125	77,678	77,258
Addition	66	300	−	366	338
Capitalized borrowing costs	−	9	−	9	9
Write-offs	(34)	(3)	−	(37)	(31)
Transfers	(227)	14	−	(213)	(195)
Amortization	(18)	(144)	−	(162)	(145)
Cumulative translation adjustment	(2)	−	−	(2)	−
Balance at June 30, 2021	76,249	1,265	125	77,639	77,234
Accumulated Cost	76,716	6,756	125	83,597	82,208
Accumulated amortization and impairment	(467)	(5,491)	−	(5,958)	(4,974)
Balance at June 30, 2021	76,249	1,265	125	77,639	77,234
Estimated useful life in years	(*)	5	Indefinite

(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

39

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

18.2	Surpluses from Transfer of Rights

Atapu and Sepia

On April 9, 2021, the Board of Directors approved the signing of an Agreement with the Brazilian Federal Government that establishes the shares in each contract and the amount of compensation to Petrobras in the event of bidding for the excess volumes of the Transfer of Rights in the Sepia and Atapu fields. On April 14, 2021, this agreement was approved by the Ministry of Mines and Energy (MME).

With the publication of MME Ordinance No. 23/2020, complemented by Ordinance MME No. 493/2021, Petrobras and Pré-Sal Petróleo S.A (PPSA) revised and defined, prior to the bidding process for the excess volumes of the transfer of rights, the amounts of compensation to be paid for the new contracting party to Petrobras for the deferral of the cash flow in the two areas, as well as the participation in the Transfer of Rights and sharing contracts.

The Agreement between Petrobras and the Federal Government provides for the following terms: firm compensation of US$ 3,254 million for the 60.5% participation of the new contractor for the Atapu Field and of US$ 3,200 million for the 68.7% participation for the Sepia Field. In addition to these amounts, there is a forecast of an earn out, due between 2022 and 2032, when the price of Brent oil reaches an annual average above US$40/bbl (limited to US$70/bbl, for amounts greater or equal to US$ 70/bbl). Such supplements have a grace period of 1 year for payment of the 1st earn out installment, from 2023 to 2024, restated at the rate of 8.99% p.a.

The foreseen payment terms will be reflected in a Co-participation Agreement that will bind Petrobras and the new contracting parties of the areas. The Co-participation Agreement will be effective from the signing of the Production Sharing Agreement and the payment of compensation to Petrobras, when the contractors will have access to their participation in the production from the Sépia and Atapu fields.

On April 28, 2021, Petrobras expressed to the National Energy Policy Council (CNPE) its interest in the preemptive right in the Second Round of Bidding for Excess Volumes of the Transfer of Rights in the Production Sharing regime, with the expression of interest in the right preferably in the areas of Atapu and Sépia, with a percentage of 30%, considering the parameters disclosed in CNPE Resolution No. 05, of April 22, 2021, and MME Ordinance No. 08, of 19 April 2021.

The amounts corresponding to the subscription bonus to be paid, if the participation percentages are confirmed under the terms above by CNPE, will be R$ 1,201 for Atapu and R$ 2,141 for Sépia.

18.3	Búzios

On November 6, 2019, the National Agency for Petroleum, Natural Gas and Biofuels (ANP) held the Round of Bidding for the Transfer of Rights Surplus, in which Petrobras acquired 90% of the right to explore and produce the volume exceeding the Onerous Assignment Contract for the Búzios field, in the Santos Basin pre-salt, in partnership with CNODC Brasil Petróleo e Gás Ltda. (CNODC) - 5% and CNOOC Petroleum Brasil Ltda. (CNOOC) - 5%.

The signature bonuses, corresponding to the company's interest, in the amount of R$ 61,375, was paid in the last quarter of 2019 and the Production Sharing Agreement signed with the regulatory entities in the first quarter of 2020.

On June 11, 2021, Petrobras signed with PPSA and the partners CNODC and CNOOC the Co-participation Agreement of Búzios, which will regulate the coexistence of the Transfer of Rights Agreement and the Production Sharing Agreement of the Surplus from the Transfer of Rights for the Búzios field.

The total compensation amount due to the Assignment Agreement (100% Petrobras) for the Production Sharing Agreement is approximately US$29 billion, which will be recovered as Oil Cost by the contractors. The amount was calculated based on the guidelines established in MME Ordinance No. 213/2019 and took into account current market parameters, as well as the deferral of the production of the volume contracted under the Transfer of Rights regime, in order to maximize the Net Present Value (NPV) of the Brazilian Federal Government and maintain Petrobras' NPV calculated based on the effective date of the Co-Participation Agreement. As Petrobras has a 90% interest in the Sharing contract consortium, the amount referring to the 10% interest of the partners CNOOC and CNODC, to be received by Petrobras, in the month prior to the effective date of the Agreement, is approximately US$ 2.9 billion.

40

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Together, the contracted companies and PPSA defined the Development Plans for the field, which will result in a recoverable volume of 10,346 million boe between the effective date of the Co-participation Agreement until the end of the agreement in September 2050. Said recoverable volume results in participations in the co-participated area of approximately 26% for the Transfer of Rights Agreement and 74% for the Production Sharing Agreement. Considering the participation of each company in its respective contract and the participation of each contract in the co-participated area, the participation in the area was 92.6% for Petrobras and 3.7% for each of the partners. Within 30 days after the Agreement's effective date, Petrobras' partners in the consortium have the right to exercise the purchase option to acquire, each of them, an additional 5% interest.

The effectiveness of the Agreement is subject to approval by the ANP, followed by the payment of the CNOOC and CNODC partners' portion of compensation to Petrobras.

The participation and compensation estimates presented are based on the effective date of the Agreement on September 1st, 2021, and, as soon as the effective date is defined from the approval by the ANP, the necessary adjustments will be made according to the accumulated production and investments made up to that date.

On June 30, 2021, it is not possible to determine the final gain of this transaction, as it depends on the effective date of the Agreement, since there are different percentages of undivided economic interest, depending on the date of approval of the transaction by the ANP, or even be canceled if it is not approved by that agency.

On the effective date of the Agreement, the partial write-off of the assets associated with the Búzios field will be carried out, including the part of the signature bonus paid by Petrobras due to the Assignment Agreement applicable to this field, in exchange for the financial compensation, resulting in a transaction analogous to a sale. The result of this operation will be presented as other operating income or expenses in the income statement at that time.

Since this was a special auction, related to excess production from fields with technical and commercial feasibility already defined, the value of the signature bonus paid in the auction of the Surplus of the Transfer of Rights will be transferred from intangible assets to property, plant and equipment after the entry into force of the Co-Participation Agreement.

The volumes of reserves will be incorporated considering the beginning of the effectiveness of the Co-participation Agreement for the Búzios field and reflected in the estimates of proved reserves for December 31, 2021.

19	Impairment
19.1	Property, plant and equipment and intangible

The Company assesses the recoverability of assets annually, or when there is an indication of impairment, as well as reversal of impairment losses recognized in prior years. In the period from January to June 2021, net impairment losses in the amount of R$ 1,005 were recognized in the statement of income for the period, mainly for:

•	Equipment and facilities related to production activity - Brazil: the Company decided to permanently stop platforms P-33 and P-26 in the Marlim field, which led to the exclusion of these assets from the CGU Polo Norte and classification as isolated assets, with the recognition of impairment losses in the amount of R$1,031;
•	Energy - approval of the sale of the Arembepe, Muryci and Bahia 1 Thermoelectric Power Plants, located in Camaçari, in the state of Bahia. As a result of this operation, the Company assessed the recoverability of the thermoelectric’ s book value, considering the net fair value of selling expenses, which resulted in the recognition of impairment losses in the amount of R$441;
•	Oil and gas production fields – Brazil: the Company assessed the recoverability of the carrying value of assets from production fields, considering the net fair value of selling expenses, which resulted in a reversal of impairment losses in the amount of R$ 308, mainly due to the approval of the sale of the Papa Terra concession, located in the Campos Basin (Rio de Janeiro), in the amount of R$208;
•	Equipment and facilities linked to production activity – Abroad: the Company decided to relocate equipment from platforms P-72 and P-73 to producing fields in the Santos Basin. Thus, considering the expected future cash generation, it recognized reversal of impairment losses in the amount of R$151.

In the period from January to June of 2020, impairment losses were recognized due to the significant and adverse effects on the oil and oil products market arising from: (i) the outbreak of the COVID-19 pandemic and its effects, and (ii) failure in negotiations between members of Organization of the Petroleum Exporting Countries (OPEC) and its allies to define production levels, which contributed to an increase in the global oil supply with a significant reduction in price in early March 2020.

41

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

These events led the Company to adopt a series of measures aimed at preserving cash generation and to revise some of its key assumptions, such as the Brent price, exchange rate, spreads of oil products, among others, with repercussions on the tests of recoverability in the period from January to June 2020, leading to the recognition of impairment losses in the amount of R$ 65,301, fully concentrated in the first quarter of 2020, with emphasis on:

•	R$ 57,619 relating to the effect of updated assumptions in the estimation of the recoverable amount of several E&P fields, notably in the following Cash Generating Units (CGU): Roncador, Marlim Sul, North group, Albacora Leste, Berbigão-Sururu group, CVIT group and Mexilhão; and
•	R$ 6,625 relating to the hibernation of fields and platforms in shallow waters, affecting CGUs North group, Ceará-Mar group and Ubarana group, as well as Caioba, Guaricema and Camorim fields.

On November 25, 2020, Management completed and approved its Strategic Plan 2021-2025, contemplating the update of economic assumptions, as well as its project portfolio and reserve volume estimates, which supported the asset impairment tests of the fourth quarter of 2020, with the partial reversal of the devaluation losses recorded in the first quarter of 2020 in several oil and gas production fields in Brazil, according to note 27 of the financial statements of December 31, 2020.

19.2	Investment in affiliate with shares traded on stock exchanges (Petrobras Distribuidora S.A. - BR)

On August 26, 2020, the Board of Directors of Petrobras approved the process of divesting all of its interest in Petrobras Distribuidora. On June 30, 2021, the Board of Directors approved the price per common share issued by Petrobras Distribuidora S.A., in the amount of R$26.00, within the scope of the public offering of secondary distribution of Shares owned by Petrobras, resulting in a sale amount of R$11,264, net of transaction costs.

The assessment of the recoverability of the investment based on the cash flow arising from the sale resulted in the recognition of reversals of net impairment losses, in the period from January to June 2021, in the amount of R$2,019.

20	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	06.30.2021	12.31.2020
Property plant and equipment
Opening Balance	15,716	17,175
Additions	1,194	2,168
Write-offs	(965)	(1,066)
Transfers	(780)	(2,667)
Cumulative translation adjustment	(22)	106
Closing Balance	15,143	15,716
Intangible Assets	75,320	75,489
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	90,463	91,205
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

42

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Consolidated
	2021		2020
Exploration costs recognized in the statement of income	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Geological and geophysical expenses	460	829	254	574
Exploration expenditures written off (includes dry wells and signature bonuses)	296	1,036	65	182
Contractual penalties	149	233	24	52
Other exploration expenses	100	103	7	10
	1,005	2,201	350	818

Cash used in:
Operating activities	560	932	261	584
Investment activities	687	1,315	685	1,347
Total cash used	1,247	2,247	946	1,931

21	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 8,828 of which R$ 8,370 were still in force, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to R$ 6,529 and bank guarantees of R$ 1,841.

22	Investments
22.1	Investments in associates and joint ventures (Parent Company)
	Balance at 12.31.2020	Investments	Transfers to held for sale	Restructuring, capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 06.30.2021
Subsidiaries	228,777	110	−	637	3,421	(9,121)	119	(795)	223,148
Joint operations	164	−	−	−	23	−	−	(34)	153
Joint ventures	237	27	(11)	−	43	14	(1)	(26)	283
Associates (*)	12,678	−	(11,264)	(931)	5,735	(381)	733	(816)	5,754
Total	241,856	137	(11,275)	(294)	9,222	(9,488)	851	(1,671)	229,338
Other investments	19	−		−	−	−	−	−	19
Total	241,875	137	(11,275)	(294)	9,222	(9,488)	851	(1,671)	229,357
(*) Includes Petrobras Distribuidora and Braskem S / A.

Constitution of the Petrobras Health Association (APS) and accounting treatment of contributions

The APS has the nature of a civil association, with the purpose of carrying out social or assistance activities, in this case, non-profit health care and is being consolidated in Petrobras' financial statements, in accordance with the requirements provided for in CPC 36 (R3) - Consolidated Statements.

Through agreements signed between the sponsors and APS, transfers of financial resources are carried out for the formation of ANS' regulatory capital, with the objective of guaranteeing coverage to its beneficiaries. These resources will be recognized in the sponsors, in their individual statements, as Investments evaluated by the equity method.

As of June 30, 2021, the balance of the investment in APS is R$107, classified as subsidiaries.

22.2	Changes in investment (Consolidated)
	Balance at 12.31.2020	Investments	Transfers to held for sale	Restructuring, capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 06.30.2021
Joint ventures	4,232	28	(11)	(1)	583	(86)	(1)	(344)	4,400
Associates (*)	12,758	39	(11,264)	(926)	5,741	(387)	733	(818)	5,876
Other investments	20	−	−	−	−	−	−	−	20
Total	17,010	67	(11,275)	(927)	6,324	(473)	732	(1,162)	10,296
(*) Includes Petrobras Distribuidora and Braskem S / A.
23	Disposal of assets and other changes in organizational structure

The Company has an active partnership and divestment portfolio, which takes into account opportunities for disposal of non-strategic assets in several areas in which it operates, whose development of transactions also depends on conditions beyond the control of the Company.

43

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The divestment projects and strategic partnerships follow the procedures aligned with the guidelines of the Brazilian Federal Auditor’s Office (Tribunal de Contas da União – TCU) and the current legislation.

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

	Consolidated
	06.30.2021					12.31.2020
	E&P	RT&M	Gas & Power	Gas & Power	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	4	−	−	−	4	74
Trade receivables	−	−	−	−	−	126
Inventories	−	1,369	−	−	1,369	23
Investments	1	−	−	11,324	11,325	355
Property, plant and equipment	3,850	6,283	198	−	10,331	3,318
Others	1	34	−	−	35	185
Total	3,856	7,686	198	11,324	23,064	4,081
Liabilities on assets classified as held for sale
Trade Payables	2	−	−	−	2	110
Finance debt	−	−	−	5	5	70
Provision for decommissioning costs	4,802	−	−	−	4,802	3,326
Others	−	−	−	−	−	53
Total	4,804	−	−	5	4,809	3,559

23.1           Transactions pending closing at June 30, 2021

As of June 30, 2021, the main assets and liabilities classified as held for sale include: (i) assignment of remaining rights in the concession area called Lapa (referring to the exercise of the put option of the remaining 10% of its interest); (ii) the sale of its entire interest in Polo Peroá; (iii) onshore fields in Ceará, Bahia and Espírito Santo; (iv) assets related to the Refinery cluster in Bahia (RLAM); (v) sale of onshore fields, shallow waters and the Natural Gas Processing Unit – UPGN in Alagoas; and (vi) total sale of interest in Petrobras Distribuidora (BR).

The description of these operations was presented in note 32 of the financial statements of December 31, 2020, except for the assets described below:

Transaction	Acquirer	Signature date	Transaction amount (*)	Other information
Sale of E&P assets in the state of Espírito Santo (Polo Peroá)	OP Energy e DBO Energy	January 2021	US$ 12.5 million	a
Sale of the Company’s entire interest in nine onshore fields, called Miranda group, in the in the state of Bahia	Miranga S.A. (structured entity), subsidiary of PetroRecôncavo S.A.	February 2021	US$ 135.1 million	b
Sale of the Company's shares that will hold the Landulpho Alves Refinery (RLAM) and its associated logistics assets, in the state of Bahia	MC Brazil Downstream Participações, a company of the Mubadala Capital group	March 2021	US$ 1.65 billion	c
Sale of three thermoelectric power plants powered by fuel oil, located in Camaçari, in the state of Bahia (UTEs Polo Camaçari)	São Francisco Energia S.A., subsidiária da Global Participações em Energia S.A.	April/2021	68	d
Sale of the entire interest in a set of seven onshore and shallow water concessions called Polo Alagoas, located in the state of Alagoas, and the Natural Gas Processing Unit in Alagoas.	Petromais Global Exploração e Produção S.A. (Petro+)	June/2021	US$ 300 million	e
Total sale of interest in Petrobras Distribuidora S.A. (BR)	-	June/2021	11,358	f
(*) Only amounts considered at the signing of the transaction.

a) Sale of E&P assets in Espírito Santo

Amounts due to Petrobras are composed of: (i) US$ 5 million was paid at the contract signing; (ii) US$ 7.5 million to be paid at the transaction closing; and (iii) US$ 42.5 million as contingent payments provided for in the contract, related to factors such as Malombe's declaration of commerciality, future oil prices and extension of the concession terms. The amounts do not consider the adjustments due until the closing of the transaction, which is subject to the fulfillment of precedent conditions, such as approval by the ANP.

44

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

b)Sale of onshore fields in Bahia

Amounts due to Petrobras are composed of: (i) US$ 11 million paid upon the contract signing; (ii) US$ 44 million to be paid at the transaction closing; and (iii) US$ 80.1 million deferred in three installments over three years from the transaction closing.

The contract provides for the payment of conditional amounts of up to US$ 85 million, classified as contingent assets, which will only be recognized when the agreed conditions are met.

The amounts do not consider the adjustments due until the closing of the transaction, which is subject to the fulfillment of precedent conditions, such as approval by the ANP.

c)Sale of the RLAM refinery

The agreement provides for price adjustment due to changes in working capital, net debt and investments until the transaction closing, and is subject to the fulfillment of conditions precedent. On June 9, 2021, the General Superintendence of the Administrative Council for Economic Defense (CADE) approved the sale transaction.

d) Sale of thermoelectric plants

The agreement provides for the payment of a contingent installment to be deposited in an escrow account, depending on the favorable solution of the administrative process, being also subject to adjustments provided for in the agreement until the closing of the transaction, and the fulfillment of precedent conditions, the example of the approvals of CADE and the National Electric Energy Agency (ANEEL).

In the second quarter of 2021, the company recognized a loss of R$ 294, net of tax effects, due to the difference between the sale value and the book value of the assets.

e) Sale of onshore, shallow water fields and the Natural Gas Processing Unit - UPGN in Alagoas

Receipts term: (i) US$60 million to be paid on the date of signature of the agreement and; (b) US$240 million at the closing of the transaction.

The amounts do not consider the adjustments due until the closing of the transaction, which is subject to the fulfillment of certain precedent conditions, such as approval by the ANP.

f) Total sale of interest in Petrobras Distribuidora S.A. (BR)

On June 17, 2021, Petrobras filed the request for registration of a public offering of secondary distribution of common shares issued by Petrobras Distribuidora S.A. (BR), with disclosure of the Preliminary Offering Prospect. The percentage of shares offered was 37.5% of BR's share capital, which corresponds to the total interest currently held by Petrobras.

On June 30, 2021, Petrobras approved the price per common share issued by BR in the amount of R$26.00, within the scope of the public offering of secondary distribution of shares, totaling R$11,358. In this context, there was a net reversal of impairment in the amount of R$ 2,019, in the period from January to June 2021, mainly recorded in the 2nd quarter of 2021, as per note 19.

On July 5, 2021, the public offering for distribution of common shares of BR was concluded, with the receipt of R$ 11,264, net of transaction costs, as per Note 32.

45

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

23.2           Closed transactions at June 30, 2021

Transaction	Acquirer	Signature date (S) Closing date (C)	Sale amount	Contractual amount (*) (**)	Gain/(loss) (***)	Other information (****)
Sale of 30% of the Frade field concession. The transaction also includes the sale of the entire stake held by the subsidiary Petrobras Frade Inversiones S.A. (PFISA), in the company Frade BV.	PetroRio	November 2019 (S) February 2021 (C)	206	US$ 43.5 million	474	a

Petrobras Uruguay Sociedad Anónima de Inversiones (PUSAI) signed a contract for the sale of its entire stake in Petrobras Uruguay Distribución S.A. (PUDSA).	DISA Corporación Petrolífera S.A.	August 2020 (S) February 2021 (C)	369	US$ 68.17 million	(14)	b

Petrobras Biocombustível S.A. (PBio) has signed contract for the sale of all of its shares (50% of the company's capital) issued by BSBios Indústria e Comércio de Biodiesel Sul Brasil S / A (BSBios).	RP Participações em Biocombustíveis S.A	December 2020 (S) February 2021 (C)	253	253	(1)	c
Sale of all the 49% interests in Eólica Mangue Seco 1 companies – Geradora e Comercializadora de Energia ElétricaS.A. (“Eólica Mangue Seco 1”), Eólica Mangue Seco 3 - Geradora e Comercializadora de Energia Elétrica SA ("Eólica Mangue Seco 3") and Eólica Mangue Seco 4 - Geradora e Comercializadora de Energia Elétrica SA ("Eólica Mangue Seco 4") .	V2I Transmissão de Energia Elétrica S.A.	S December /2020 C April/2021	144.7	144.7	107	d
Sale of its remaining 10% stake in Nova Transportadora do Sudeste S.A. (NTS)	Nova Infraestrutura Gasodutos Participações S.A.	S April /2021 C April /2021	1,539	1,539	609	e
Sale of the entire 51% stake in the capital of Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A. (Eólica Mangue Seco 2), owner of a wind power generation park	Equity Investment Fund Multiestratégia Pirineus (Pirineus)	S February/2021 C May/2021	34.2	34.2	23.2	f
			2,546		1,198
(*) Considering amounts agreed upon signing the transaction and converted into reais, when traded in another currency.
(**) The amount of “Receipts for the sale of assets (Divestments) in the Cash Flow Statement” is mainly composed of amounts from the Divestment Program: partial receipt of operations for this year, installments for operations from previous years and advances referring to unfinished operations.
(***) Recognized in "Income from disposals, write-off of assets and result from remeasurement of equity interests" - Note 6 - Other net operating income (expenses).
(****) It describes deadlines, precedent conditions and other information.

These conclusions came after the fulfillment of possible precedent conditions.

a) Sale of the Frade field

The transaction was concluded with the receipt of US$ 36 million, which includes the revenue from the sale of Petrobras' residual oil inventory, on the closing date of the transaction, after the fulfillment of all precedent conditions and adjustments provided for in contracts. In signing the contract, an additional US$ 7.5 million was received.

The total transaction amount of US$ 100 million was adjusted based on the income earned by Petrobras in the period from July 1, 2019, base date of the transaction, to February 5, 2021, the closing date of the transaction. In addition, there is an amount of US$ 20 million contingent on a potential commercial discovery in the field.

b) Sale of Petrobras Uruguay Distribución S.A. (PUDSA)

The transaction was concluded with the payment of US$ 62 million. The amount received at closing is added to the amount of US$ 6.17 million paid to PUSAI on the date of the sales agreement signature. As a result of this operation, the amount of R$ 185 was reclassified to income statement as other operating expenses, resulting from the foreign exchange variation against the U.S. dollar, previously recognized in PUDSA's shareholders' equity as cumulative translation adjustment.

c) Sale of BSBios

The operation was concluded with the receipt of R$ 253, already with the adjustments provided for in the contract. In addition to this amount, R$ 67 are held in an escrow account for indemnification of eventual contingencies and will be released according to terms and conditions set forth in the contract and R$ 2 were received in advance in the form of interest on capital in December 2020.

d) Sales of Mangue Seco 1, 3 and 4

The transactions were concluded with the receipt of R$44 for Petrobras (Eólica 1) and R$78.2 (Eólicas 3 and 4), with the adjustments provided for in the share purchase agreement. In relation to Eólicas 3 and 4, it is added to the amount of R$ 22.5 paid to Petrobras upon signing the agreement, totaling R$ 100.7 for these assets.

46

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

e) Sale of a 10% interest in NTS

The operation was concluded with the receipt of R$ 1,539, on the date of signature and conclusion of the sale, after adjustments provided for in the agreement depending on the base date of the operation.

f) Sale of Mangue Seco 2

The transaction results from the exercise of preemptive rights by Pirineus, in accordance with the shareholders' agreement of Eólica Mangue Seco 2.

The transaction was concluded with a total payment of R$34.2, already with the adjustments provided for in the share purchase and sale agreement.

23.3           Other operations

On January 5, 2021, Petrobras acquired 100% of the shares of the structured entity Company for the Development and Modernization of Industrial Plants (CDMPI) for R$ 50 thousand. The difference between the amount paid and CDMPI's negative shareholders' equity, in the amount of R$ 3,716, was classified as a capital transaction and reduced the shareholders' equity attributable to shareholders of Petrobras, in return for the increase in the shareholders' equity of non-controlling interests, since Petrobras already controlled its operations before the acquisition. On April 14, 2021, Petrobras' Extraordinary General Meeting resolved and approved the merger of CDMPI.

23.4           Cash flows from sales of interest with loss of control

The sales of equity interest that resulted in loss of control and the cash flows arising from these transactions are shown below:

	Cash received	Cash and cash equivalents in subsidiaries with loss of control	Net Proceeds
Jan-June/2021
PUDSA	334	81	253
Total	334	81	253
Jan-June/2020
Petrobras Oil & Gas B.V.(PO&GBV) (*)	1,144	−	1,144
Total	1,144	−	1,144
(*) Amount of US $ 276 million received on the closing date of the transaction.

24	Assets by operating segment

The segmented information reflects the evaluation structure of senior management in relation to performance and the allocation of resources to the business.

Consolidated assets by operating segment - 06.30.2021
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate	Eliminations	Total
Current assets	19,439	70,400	16,384	74,961	(29,645)	151,539
Non-current assets	590,650	118,278	38,722	42,260	(2)	789,908
Long-term receivables	25,375	12,004	2,053	32,694	(2)	72,124
Investments	2,033	5,771	2,360	132	−	10,296
Property, plant and equipment	487,580	99,995	33,668	8,606	−	629,849
Operating assets	433,306	86,713	20,968	7,095	−	548,082
Under construction	54,274	13,282	12,700	1,511	−	81,767
Intangible assets	75,662	508	641	828	−	77,639
Total Assets	610,089	188,678	55,106	117,221	(29,647)	941,447

Consolidated assets by operating segment - 12.31.2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate	Eliminations	Total
Current assets	27,713	42,455	10,264	79,700	(17,809)	142,323
Non-current assets	597,341	124,092	43,241	80,413	9	845,096
Long-term receivables	24,657	13,196	5,070	62,042	9	104,974
Investments	2,026	2,081	3,152	9,751	−	17,010
Property, plant and equipment	494,838	108,308	34,373	7,915	−	645,434
Operating assets	441,285	95,122	22,345	6,427	−	565,179
Under construction	53,553	13,186	12,028	1,488	−	80,255
Intangible assets	75,820	507	646	705	−	77,678
Total Assets	625,054	166,547	53,505	160,113	(17,800)	987,419

47

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

25	Finance debt
25.1	Balance by type of finance debt
	Consolidated
	06.30.2021	12.31.2020
Banking Market	10,686	26,069
Capital Market	13,560	13,053
Development banks	4,543	6,836
Others	50	51
Total	28,839	46,009
Banking Market	59,487	70,576
Capital Market	112,385	143,557
Development banks	−	1,047
Export Credit Agency	15,954	17,793
Others	959	1,056
Total	188,785	234,029
Total finance debt	217,624	280,038
Current	14,313	21,751
Noncurrent	203,311	258,287

Current finance debt is composed of:

	Consolidated
	06.30.2021	12.31.2020
Short-term debt	747	5,926
Current portion of long-term debt	10,765	12,382
Accrued interest on short and long-term debt	2,801	3,443
Total	14,313	21,751

At June 30, 2021, there was no default, breach of covenants or change in collateral provided or clauses that would result in change in payment terms compared December 31, 2020.

25.2	Changes in finance debt and reconciliation with cash flows from financing activities
	Balance at 12.31.2019	Additions	Principal amorti zation (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	CTA	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 12.31.2020
In Brazil	43,251	7,294	(5,543)	(1,720)	2,034	693	−	−	−	46,009
Abroad	211,731	78,229	(122,397)	(14,958)	16,427	7,830	57,593	(398)	(28)	234,029
Total	254,982	85,523	(127,940)	(16,678)	18,461	8,523	57,593	(398)	(28)	280,038

	Balance at 12.31.2020	Additions	Principal amortization (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 06.30.2021
In Brazil	46,009	−	(17,871)	(843)	857	687	−	−	−	28,839
Abroad	234,029	8,469	(49,391)	(5,915)	7,723	(1,081)	(5,049)	−	−	188,785
Total	280,038	8,469	(67,262)	(6,758)	8,580	(394)	(5,049)	−	−	217,624
Debt restructuring		−	(4,504)	−
Deposits linked to financing		−	(132)	(29)
Net cash used in financing activities		8,469	(71,898)	(6,787)
(*)It includes pre-payments.
(**)It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

In the period from January to June 2021, the settlement of old debts and the management of liabilities were carried out with own resources, in addition to raising funds in the international capital market, aiming at improving the debt profile and better adapting to maturity terms long-term investments.

The Company repaid several finance debts, in the amount of R$ 78,685 notably: (i) prepayment of banking loans in the domestic and international market totaling R$ 14,592; (ii) R$ 37,358 to repurchase and withdraw of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to R$ 4,504; and (iii) total prepayment of R$ 3,123 for loans with development agencies.

The company raised R$ 7,257 through bonds issued in the international capital market (Global Notes) maturing in 2051.

48

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

25.3	Summarized information on current and non-current finance debt
	Consolidated
Maturity in	2021	2022	2023	2024	2025	2026 onwards	Total (**)	Fair value

Financing in U.S. Dollars (US$)(*):	7,378	10,528	12,791	19,434	24,885	96,262	171,278	191,065
Floating rate debt	4,838	10,528	12,791	14,880	21,451	10,206	74,694
Fixed rate debt	2,540	−	−	4,554	3,434	86,056	96,584
Average interest rate	4.5%	4.7%	4.7%	5.1%	5.2%	6.5%	6.0%
Financing in Brazilian Reais (R$):	996	4,907	4,248	5,352	1,161	12,175	28,839	30,742
Floating rate debt	161	3,558	3,462	3,462	725	3,490	14,858
Fixed rate debt	835	1,349	786	1,890	436	8,685	13,981
Average interest rate	3.6%	5.1%	5.0%	4.7%	4.2%	4.2%	4.4%
Financing in Euro (€):	163	−	−	1,701	71	6,048	7,983	9,271
Fixed rate debt	163	−	−	1,701	71	6,048	7,983
Average interest rate	4.6%	-	-	4.7%	4.7%	4.7%	4.7%
Financing in Pound Sterling (£):	320	−	−	−	−	9,204	9,524	10,932
Fixed rate debt	320	−	−	−	−	9,204	9,524
Average interest rate	6.2%	−	−	−	−	6.4%	6.3%
Total on June 30, 2021	8,857	15,435	17,039	26,487	26,117	123,689	217,624	242,010
Average interest rate	4.5%	4.8%	4.8%	5.1%	5.1%	6.4%	5.9%
Total on December 31, 2020	21,751	17,055	30,620	30,977	32,373	147,262	280,038	319,689
Average interest rate	4.6%	4.8%	4.8%	5.1%	5.2%	6.4%	5.9%

(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**)The average maturity of outstanding debt as of June 30, 2021 is 12.54 years (11.71 years as of December 31, 2020).

As of June 30, 2021, the fair values of financing are mainly determined by using:

Level 1 - prices quoted in active markets, when applicable, in the amount of 128,063 (R$ 172,717, on December 31, 2020); and

Level 2 - cash flow method discounted by the spot rates interpolated from the indexes (or proxies) of the respective financing, observed to the pegged currencies, and by the credit risk of Petrobras, in the amount of R$ 113,947 (R$ 146,972, on December 31, 2020).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 29.3.

The nominal (undiscounted) flow of principal and interest on financing, by maturity, is shown below:

	Consolidated
Maturity	2021	2022	2023	2024	2025	2026 onwards	06.30.2021	12.31.2020
Principal	5,765	15,792	23,849	24,210	30,004	121,905	221,525	286,503
Interest	5,363	9,924	8,974	8,398	7,408	127,662	167,729	202,425
Total (*)	11,128	25,716	32,823	32,608	37,412	249,567	389,254	488,928
(*)The nominal flow of leases is found in note 26. .

25.4	Lines of credit
				Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (in US$ million)
PGT BV	Syndicate of banks	3/7/2018	2/7/2023	4,350	−	4,350
PGT BV	Syndicate of banks (*)	3/27/2019	2/27/2024	3,250	−	3,250
PGT BV	The Export - Import Bank of China	12/23/2019	12/27/2021	750	714	36

Total				8,350	714	7,636
In Brazil
Petrobras	Banco do Brasil	3/23/2018	1/26/2023	2,000	−	2,000
Petrobras	Bradesco	6/1/2018	5/31/2023	2,000	−	2,000
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	2,000	−	2,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				6,329	-	6,329
(*) In April 2021, Petrobras extended part of the Revolving Credit Facility. Hence, US$2,050 will be available from February 28, 2024 to February 27, 2026.

49

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

26          Lease liabilities

The leases mainly include oil and natural gas production units, drilling rigs and other exploration and production equipment, ships, support vessels, helicopters, land and buildings. The movement of lease contracts recognized as liabilities is shown below:

	Consolidated
	Balance at 12.31.2020	Remeasurement / new contracts	Payment of principal and interest	Interest expenses	Foreign exchange gains and losses	Cumulative translation adjustment	Transfers	Balance at 06.30.2021
Brazil	22,556	1,741	(4,042)	582	(484)	−	15	20,368
Abroad	89,954	2,573	(11,531)	2,646	(2,881)	(91)	(93)	80,577
Total	112,510	4,314	(15,573)	3,228	(3,365)	(91)	(78)	100,945

As of June 30, 2021, the value of the lease liability of Petrobras Parent Company is R$ 113,346 (R$ 121,288 on December 31, 2020), including leases and sub-leases with investees, mainly vessels with PNBV and Transpetro.

The nominal flow (not discounted) without considering future inflation projected in the lease contract flows, by maturity, is shown below:

	Consolidated
Nominal Future Payments	2021	2022	2023	2024	2025	2026 onwards	Total
Balance at June 30, 2021	15,505	22,769	15,850	11,583	9,252	60,533	135,492
Balance at December 31, 2020	29,915	22,400	15,054	11,697	9,481	62,276	150,823

Payments in certain lease agreements vary due to changes in facts or circumstances occurring after their inception other than the passage of time. Such payments are not included in the measurement of the lease obligations. Variable lease payments in the first half of 2021 amounted to R$ 1,996, representing 13% in relation to fixed payments (R$ 1,788 and 12% in the same period of 2020).

In the first half of 2021, the Company recognized lease expenses in the amount of R$ 248 relating to short-term leases (R$ 386 in the same period of 2020).

At June 30, 2021, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is R$ 403,451 (R$ 350,299 at December 31, 2020). The increase in the the first half of 2021 corresponds to new contractual commitment, including another floating production unit.

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 29.3.

27	Equity
27.1	Share capital (net of share issuance costs)

As of June 30, 2021, subscribed and fully paid share capital, net of issuance costs, was R$ 205,432, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

There are treasury shares, constituted since 2018, with 222,760 common shares and 72,909 preferred shares.

27.2	Distributions to shareholders

On April 14, 2021, the Annual General Shareholders Meeting approved the dividends for the year 2020, in the amount of R$ 10,272, corresponding to R$ 0.787446 per common and preferred share in circulation. Therefore, the additional dividends proposed to ordinary shareholders in the amount of R$ 5,861 were reclassified from Shareholders’ Equity to liabilities on the date of approval.

On April 29, 2021, dividends were paid in the amount of R$ 10,342 (R$ 0.792834 per common and preferred share outstanding) with the restatement by the variation of the Selic rate from December 31, 2020 until the payment date.

50

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

27.3	Earnings per share
		Consolidated and Parent Company
	2021		2020
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Basic and diluted numerator - Net income (loss) attributable to shareholders of Petrobras attributed equally between share classes
Net income (loss) of the period
Common	24,450	25,116	(1,548)	(29,232)
Preferred	18,405	18,906	(1,165)	(22,004)
	42,855	44,022	(2,713)	(51,236)

Basic and diluted denominator - Weighted average number of shares outstanding
Common	7,442,231,382	7,442,231,382	7,442,231,382	7,442,231,382
Preferred	5,601,969,879	5,601,969,879	5,601,969,879	5,601,969,879
	13,044,201,261	13,044,201,261	13,044,201,261	13,044,201,261

Basic and diluted net income (loss) per share (R$ per share)
Common	3.28	3.37	(0.21)	(3.93)
Preferred	3.28	3.37	(0.21)	(3.93)

Basic earnings per share are calculated by dividing the net income (loss) attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings (losses) per share are calculated by adjusting the net income (loss) and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings (losses) are identical as the Company has no potential shares in issue.

28	Fair value of financial assets and liabilities
	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	3,013	−	−	3,013
Foreign currency derivatives	−	359	−	359
Interest rate derivatives	−	156	−	156
Balance at June 30, 2021	3,013	515	−	3,528
Balance at December 31, 2020	3,388	591	−	3,979

Liabilities
Foreign currency derivatives	−	(1,162)	−	(1,162)
Commodity derivatives	(88)	−	−	(88)
Balance at June 30, 2021	(88)	(1,162)	−	(1,250)
Balance at December 31, 2020	(51)	(1,402)	−	(1,453)

The estimated fair value for the company's financing, calculated at current market rates, is set out in note 25.

Certain receivables are classified as fair value through profit or loss, as presented in note 9.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

29	Risk management
29.1	Derivative financial instruments

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of June 30, 2021 , as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

51

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	06.30.2021	12.31.2020	06.30.2021	12.31.2020
Derivatives not designated for hedge accounting
Future contracts - total (*)	(4,190)	(240)	(88)	(51)
Long position/Crude oil and oil products	262	3,927	−	−	2021
Short position/Crude oil and oil products	(4,452)	(4,167)	−	−	2021
Forward contracts
Long position/Foreign currency forwards (GPB/USD) (**)	-	GBP 354	−	121	-
Swap
Foreign currency / Cross-currency Swap (**)	GBP 615	GBP 615	359	227	2026
Foreign currency / Cross-currency Swap (**)	GBP 600	GBP 600	(231)	(134)	2034
Swap – IPCA	3,008	3,008	156	243	2029/2034
Foreign currency / Cross-currency Swap (**)	US$ 729	US$ 729	(931)	(1,268)	2024/2029
Total recognized in the Statement of Financial Position			(735)	(862)
(*)Notional value in thousands of bbl.
(**) Amounts in US$ and GBP are presented in million.

			Gains/ (losses) recognized in the statement of income
		2021		2020
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Commodity derivatives
Crude oil - 29.2 (a)	−	−	(2,588)	(2,588)
Other operations- 29.2 (b)	(98)	(224)	(132)	905
Recognized in Other Income and Expenses	(98)	(224)	(2,720)	(1,683)
Currency derivatives
Swap Pounds Sterling x Dollar - 29.3 (b)	(158)	(1)	203	(1,291)
NDF – Euro x Dollar - 29.3 (b)	−	−	280	(48)
NDF – Pounds Sterling x Dollar - 29.3 (b)	25	45	9	(94)
Swap CDI x Dollar - 29.3 (b)	452	298	(327)	(1,427)
Others	(2)	2	1	(7)
	317	344	166	(2,867)
Interest rate derivatives
Swap - CDI X IPCA	96	(58)	202	(45)
	96	(58)	202	(45)
Cash flow hedge on exports (*)	(6,333)	(12,427)	(5,578)	(12,027)
Recognized in Net finance income (expense)	(5,920)	(12,141)	(5,210)	(14,939)
Total	(6,018)	(12,365)	(7,930)	(16,622)
(*)As presented in note 29.3.

	Gains/ (losses) recognized in other comprehensive income
		2021		2020
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Cash flow hedge on exports (*)	49,046	24,620	(8,817)	(102,413)

(*)As presented in note 29.3.

	Guarantees given as collateral
	06.30.2021	12.31.2020
Commodity derivatives	206	69
Currency derivatives	(395)	403
	(189)	472

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of June 30, 2021 is set out as follows:

		Consolidated
Financial Instruments	Risk	Probable Scenario	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future and forward contracts	Crude oil and oil products - price changes	−	(273)	(546)
		-	(273)	(546)

52

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The probable scenario uses references external to the Company, widely used in the pricing of cargo in the oil, oil products and natural gas market, which take into account the closing price of the asset on June 30, 2021, and therefore, it is considered that there is no variation in the result of open operations in this scenario. The possible and remote scenarios reflect the potential effect on the result of outstanding transactions, considering a variation in the closing price of 25% and 50%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each product group according to the position of open operations: price drop for long positions and high for short positions.

29.2	Risk management of crude oil and oil products prices

Petrobras prefers exposure to the price cycle to the systematic protection of transactions for the purchase or sale of goods, whose objective is to meet its operating needs, using derivative financial instruments. However, subject to the analysis of the business environment and the prospects for carrying out the Strategic Plan, the execution of an occasional protection strategy with derivatives may be applicable.

a) Oil

In March 2020, in order to preserve the Company's liquidity, Petrobras approved a protection strategy for systemic oil operations in order to protect the revenue flows from these transactions against uncertainties in the prices of exports of oil cargoes already loaded, but not priced, due to the high volatility of the economic context, generated both by the effects arising from the drop in oil prices, and by the effects of the COVID-19 pandemic on the world consumption of oil and derivatives.

As a result of this strategy, as of April 2020, forward (swap) and futures operations were carried out. Forward transactions (swaps) do not require an initial disbursement, while future transactions require margin deposits, depending on the contracted volume. In the period from April to June 2020, for forward operations (swap), there was a loss of R$1,138, and for future operations there was a loss of R$1,450.

b) Other commodity derivative transactions

Petrobras, using its assets, positions and proprietary and market knowledge from its operations in Brazil and abroad, seeks to capture market opportunities through the purchase and sale of oil and oil products, which can occasionally be optimized with the use of commodity derivative instruments to manage price risk in a safe and controlled manner.

29.3	Foreign exchange risk management

a) Cash Flow Hedge involving the Company’s future exports

The carrying amounts, the fair value as of June 30, 2021, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.0022 exchange rate are set out below:

				Present value of hedging instrument at 06.30.2021
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From jul/2021 to jun/2031	61,127	305,769

Changes in the present value of hedging instrument	US$ million	R$
Amounts designated as of December 31, 2020	61,502	319,608
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	14,319	77,637
Exports affecting the statement of income	(7,338)	(39,893)
Principal repayments / amortization	(7,356)	(39,313)
Foreign exchange variation	−	(12,270)
Amount on June 30, 2021	61,127	305,769
Nominal value of hedging instrument (finance debt and lease liability) on June 30, 2021	66,403	332,162

.

53

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

According to the 2021-2025 Strategic Plan, there was an increase in expected exports and consequently in highly probable future exports, but not in an amount equal to or greater than the finance debt and lease liabilities subject to designation as hedge instruments. As a result, on June 30, 2021, the exchange exposure (Dollar x Real) maintained a significant maintenance throughout the year 2020, ending the period with passive exchange exposure, as shown in table 29.3 c - Sensitivity analysis of financial instruments subject to exchange variation.

In the period from January to June 2021, the Company recognized a R$ 77 gain within foreign exchange gains (losses) due to ineffectiveness (a R$ 5 loss in the same period of 2020).

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 100%.

A roll-forward schedule of cumulative foreign exchange recognized in other comprehensive income as of June 30, 2021 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1,2020	(51,486)	17,506	(33,980)
Recognized in shareholders' equity	(99,467)	33,819	(65,648)
Reclassified to the statement of income - occurred exports	21,754	(7,395)	14,359
Reclassified to the statement of income - exports no longer expected or not occurred	2,554	(868)	1,686
Balance at December 31, 2020	(126,645)	43,062	(83,583)
Recognized in shareholders' equity	12,193	(4,146)	8,047
Reclassified to the statement of income - occurred exports	12,427	(4,225)	8,202
Balance at June 30, 2021	(102,025)	34,691	(67,334)

Changes in expectations regarding the realization of export prices and volumes in future revisions of the business plans may determine the need for additional reclassifications of the exchange variation accumulated in shareholders' equity to the statement of income. A sensitivity analysis with an average Brent oil price of US$ 10/barrel lower, when compared to the Brent price projections in our Strategic Plan 2021-2025, would indicate the need to reclassify the exchange variation recorded in shareholders’ equity to the statement of income in the amount of R$ 17.

A schedule of expected reclassification of cumulative foreign exchange recognized in other comprehensive income to the statement of income as of June 30, 2021 is set out below:

	Consolidated
	2021	2022	2023	2024	2025	2026	2027	2028 to 2030	Total
Expected realization	(10,529)	(23,257)	(19,483)	(14,482)	(9,457)	(7,953)	(8,312)	(8,552)	(102,025)

b) Information on ongoing contracts

As of June 30, 2021, the company has outstanding swap contracts - IPCA x CDI and CDI x Dollar, swap - Pound sterling x Dollar and Non Deliverable Forward (NDF) - Pound x Dollar.

Swap contracts – IPCA x CDI and CDI x Dollar

Changes in future interest rate curves (CDI) may have an impact on the Company's results, due to the market value of these swap contracts. The value of the shock on the curve was defined as a function of the average maturity of the swaps, and is approximately 25% of the future rate of the average maturity. A sensitivity analysis on CDI with a constant increase (parallel shock) all other variables remaining constant, would result in the following impacts:

Sensitivity analysis	Result
Constant increase of 200 basis points	(74)
Constant decrease of 200 basis points	121

For more information about such agreements, please see the note 38.3 of Petrobras financial statements of December 31, 2020.

c)Sensitivity analysis for foreign exchange risk on financial instruments

The scenario considered probable is referenced by an external source, Focus and Thomson Reuters, based on the exchange rate estimated for the close of the next quarter. In addition to the possible and remote scenarios that consider the appreciation of the quarterly closing exchange rate (risk) by 25% and 50%, respectively, except for the balances of assets and liabilities in foreign currency of foreign subsidiaries, when carried out in a currency equivalent to their respective functional currencies. These analyzes only cover the exchange variation and keep all other variables constant.

54

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Financial Instruments	Exposure at 06.30.2021	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Assets	24,371	Dollar / Real	233	6,093	12,186
Liabilities	(485,795)		(4,642)	(121,449)	(242,898)
Exchange rate - Cross currency swap	(3,008)		(29)	(752)	(1,504)
Cash flow hedge on exports	305,769		2,922	76,442	152,885
	(158,663)		(1,516)	(39,666)	(79,331)
Assets	16	Euro / Real	(2)	4	8
Liabilities	(125)		12	(31)	(63)
	(109)		10	(27)	(55)
Assets	8,337	Euro / Dollar	183	2,084	4,169
Liabilities	(16,535)		(364)	(4,134)	(8,268)
	(8,198)		(181)	(2,050)	(4,099)
Assets	20	Pound Sterling / Real	(2)	5	10
Liabilities	(121)		12	(30)	(61)
	(101)		10	(25)	(51)
Assets	9,668	Pound Sterling / Dollar	182	2,417	4,834
Liabilities	(18,833)		(354)	(4,708)	(9,417)
Exchange rate - Cross currency swap	8,394		158	2,099	4,197
	(771)		(14)	(192)	(386)
Total	(167,842)		(1,691)	(41,960)	(83,922)

(*) At June 30, 2021, the probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 1% devaluation of the Real; Euro x U.S. Dollar: a 2.2% appreciation of the Euro; Pound Sterling x U.S. Dollar: a 1.86% appreciation of the Pound Sterling; Real x Euro: a 9.4% appreciation of the Real; and Real x Pound Sterling - a 9.7% appreciation of the Real. Source: Focus and Thomson Reuters.

29.4	Interest rate risk management

The company preferably does not use derivative financial instruments to manage exposure to fluctuations in interest rates, as they do not have significant impacts, except in specific situations presented by Petrobras subsidiaries.

The interest rate risk sensitivity analysis is performed for a 12-month horizon. The values referring to the possible and remote scenarios mean the total floating interest expense if there is a variation of 25% and 50% in these interest rates, respectively, keeping all other variables constant.

The table below shows, in the probable scenario, the amount to be disbursed by Petrobras with the payment of interest referring to debts with floating interest rates on June 30, 2021.

	Consolidated
Risk	Probable Scenario (*)	Reasonably possible scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
LIBOR 1M	25	30	36
LIBOR 3M	41	48	56
LIBOR 6M	1,838	2,061	2,285
CDI	571	714	857
TJLP	303	379	455
IPCA	420	525	629
	3,198	3,757	4,318
(*) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.

29.5	Liquidity risk

The company regularly assesses market conditions and may carry out repurchase transactions of its securities or its subsidiaries in the international capital market, by various means, including repurchase offers, bond redemptions and/or open market operations, provided they are in line with the company's liability management strategy, which aims to improve the amortization profile and the cost of debt.

30	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors, and is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

55

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.1	Transactions with entities of Petrobras group (Parent)

	06.30.2021			12.31.2020
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	16,226	−	16,226	14,992	−	14,992
Dividends receivable	352	−	352	1,134	−	1,134
Amounts related to construction of natural gas pipeline	−	621	621	−	564	564
Other operations	652	650	1,302	430	632	1,062
Advances to suppliers	566	1,138	1,704	12	1,275	1,287
Total	17,796	2,409	20,205	16,568	2,471	19,039
Liabilities
Lease liabilities (*)	(3,320)	(5,858)	(9,178)	(2,517)	(3,097)	(5,614)
Prepayment of exports	(78,582)	(277,958)	(356,540)	(54,871)	(302,601)	(357,472)
Accounts payable to suppliers	(10,914)	−	(10,914)	(55,931)	−	(55,931)
Purchases of crude oil, oil products and others	(9,386)	−	(9,386)	(53,526)	−	(53,526)
Affreightment of platforms	(247)	−	(247)	(624)	−	(624)
Advances from clients	(1,251)	−	(1,251)	(1,745)	−	(1,745)
Other operations	(30)	−	(30)	(36)	−	(36)
Total	(92,816)	(283,816)	(376,632)	(113,319)	(305,698)	(419,017)

(*) Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16.

	2021		2020
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Result
Revenues, mainly sales revenues	60,682	112,078	32,163	73,296
Foreign exchange and inflation indexation charges, net (**)	10,033	(8,032)	(19,634)	(54,346)
Finance income (expenses), net (**)	(5,435)	(11,184)	(8,044)	(15,080)
Total	65,280	92,862	4,485	3,870
(**)Includes the amounts of R$ 77 of foreign exchange variation gain and R$ 206 of financial expenses related to leasing and sub-lease operations required by IFRS 16.

30.2	Non-standardized credit rights investment fund (FIDC-NP)

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by affiliates. The amounts invested are recorded in accounts receivable.

Assignments of credit rights, performed and not performed, are recorded as financing in current liabilities.

	Parent Company
	06.30.2021	12.31.2020
Accounts receivable, net	59,328	10,121
Credit rights assignments	(54,732)	(10,580)

	2021		2020
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Financial Income FIDC-NP	283	383	529	1,228
Financial Expenses FIDC-NP	(222)	(320)	(549)	(1,313)
Net finance income (expense)	61	63	(20)	(85)

30.3	Guarantees

Petrobras has the procedure of granting guarantees to subsidiaries and controlled companies for some financial operations carried out in Brazil and abroad, with no significant variations in guarantees compared to December 31, 2020.

The guarantees offered by Petrobras, mainly personal, are made based on contractual clauses that support the financial transactions between the subsidiaries / controlled companies and third parties, ensuring assumption of compliance with the third party's obligation, in case the original debtor does not do so.

The financial transactions carried out by the subsidiaries and guaranteed by Petrobras are presented in note 39.6 to Petrobras' financial statements as of December 31, 2020.

56

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.4	Investments in debt securities of subsidiaries

During the second quarter of 2021, the debt securities of PGF and CDMPI, held by a subsidiary of PIB BV directly or through an investment fund abroad, in the amount of R$5,613 (R$5,368, on December 31, 2020) were liquidated.

30.5	Transactions with joint ventures, associates, government entities and pension plans

The company does, and expects to continue to do, business in the normal course of various transactions with its joint ventures, affiliates, pension funds, as well as with its controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking services, asset management and others.

Significant transactions resulted in the following balances:

		Consolidated
	06.30.2021		12.31.2020
	Asset	Liability	Asset	Liability
Joint ventures and associates
Petrobras Distribuidora (BR)	1,387	322	1,020	205
Natural Gas Transportation Companies	−	−	383	994
State-controlled gas distributors (joint ventures)	1,416	229	1,170	355
Petrochemical companies (associates)	56	29	88	46
Other associates and joint ventures	553	75	789	624
Subtotal	3,412	655	3,450	2,224
Brazilian government
Government bonds	7,428	−	8,483	−
Banks controlled by the Brazilian Government	43,038	11,407	39,892	19,266
Receivables from the Electricity sector	1,144	2	1,064	−
Petroleum and alcohol account - receivables from the Brazilian Government (note 9.1)	2,625	−	2,503	−
Brazilian Federal Government – dividends	10	−	9	−
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	−	141	−	−
Others	88	250	201	238
Subtotal	54,333	11,800	52,152	19,504
Pension plans	463	157	268	339
Total	58,208	12,612	55,870	22,067
Current assets	13,499	2,075	13,841	6,366
Non-current assets	44,709	10,537	42,029	15,701

The effect on the result of significant transactions is presented below:

		Consolidated
	2021		2020
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Joint ventures and associates
Petrobras Distribuidora (BR)	22,740	40,892	10,384	24,589
Natural Gas Transportation Companies	(311)	(1,656)	(2,430)	(4,758)
State-controlled gas distributors (joint ventures)	3,096	5,557	2,033	4,534
Petrochemical companies (associates)	4,350	8,560	2,395	6,769
Other associates and joint ventures	407	641	(455)	(38)
Subtotal	30,282	53,994	11,927	31,096
Brazilian government
Government bonds	67	104	52	108
Banks controlled by the Brazilian Government	(161)	(508)	(1,201)	(1,611)
Receivables from the Electricity sector	513	596	54	114
Petroleum and alcohol account - receivables from the Brazilian Government	59	122	4	10
Federal Government (Dividends)	(20)	(20)	(4)	(15)
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S,A, – PPSA	(193)	(362)	(29)	(206)
Others	(228)	(174)	(49)	(48)
Subtotal	37	(242)	(1,173)	(1,648)
Total	30,319	53,752	10,754	29,448

Revenues, mainly sales revenues	31,058	57,018	15,551	37,767
Purchases and services	(561)	(2,644)	(3,268)	(6,459)
Operating income and expense	(553)	(788)	(406)	(406)
Foreign exchange and inflation indexation charges, net	(29)	(248)	(1,042)	(1,307)
Finance income (expenses), net	404	414	(81)	(147)
Total	30,319	53,752	10,754	29,448

The liability with pension plans of the Company's employees and managed by Fundação Petros, which includes debt instruments, is presented in note 13.

57

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Petrobras on agreement with Amazonas Energia

On April 7, 2021, Petrobras signed, together with its indirect subsidiaries Breitener Tambaqui SA and Breitener Jaraqui SA, a court agreement to receive amounts litigated by them against Amazonas Energia S/A (debtor) and Centrais Elétricas Brasileiras SA – Eletrobras (jointly liable), in the approximate amount of R$436, referring to 7 lawsuits, which will be suspended until the full settlement of the negotiated credits. The amount will be settled by the debtor in 60 installments, calculated by the constant amortization system - SAC, updated based on 124.75% of the CDI, until its full settlement.

The signing of the agreement generated a positive effect on Petrobras' consolidated result in the 2nd quarter of 2021 of R$ 328, net of tax effects.

30.6	Compensation of key management personnel

The total remuneration of the members of the Board of Directors and Executive Board of Petrobras Holding are based on the guidelines established by the Secretariat for Coordination and Governance of State Companies - SEST, of the Ministry of Economy, and by the Ministry of Mines and Energy and are presented as follows:

Parent Company

	Jan-Jun/2021			Jan-Jun/2020
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	7.1	0.4	7.5	6.0	0.2	6.2
Social security and other employee-related taxes	1.8	0.1	1.9	2.0	−	2.0
Post-employment benefits (pension plan)	0.5	−	0.5	−	−	−
Benefits due to termination of tenure	1.4	−	1.4	−	−	−
Total compensation recognized in the statement of income	10.8	0.5	11.3	8.0	0.2	8.2
Total compensation paid (*)	21.0	0.5	21.5	8.0	0.2	8.2
Average number of members in the period (**)	9.00	10.33	19.33	9.00	9.17	18.17
Average number of paid members in the period (***)	9.00	5.00	14.00	9.00	4.00	13.00

(*) Includes the PPP for Administrators in the Executive Board. (*) Monthly average number of members.
(**) Monthly average number of paid members.

In the first half of 2021, the consolidated expense with the total compensation of the company's officers and directors totaled R$ 33.29 (R$ 28.7 in the first half of 2020).

On April 14, 2021, the Annual General Meeting set the remuneration of the managers (Executive Board and Board of Directors) at up to R$ 47.06 as the global limit of remuneration to be paid in the period between April 2021 and March 2022.

The compensation of the members of the Advisory Committees to the Board of Directors must be considered apart from the overall compensation limit set for the administrators, that is, the amounts received are not classified as compensation for the administrators.

The members of the Board of Directors who participate in the Statutory Audit Committee waive the remuneration of the Board of Directors, as established in art. 38, § 8 of Decree No. 8.945, of December 27, 2016 and they were entitled to a total remuneration of R$ 1,315.8 thousand in the period from January to June 2021 (R$ 1,559.6 thousand, considering the social charges). On June 30, 2020, the remuneration accumulated in the period was R$905 thousand (R$1,086 thousand, considering social charges).

.

31	Supplemental information on statement of cash flows
	Consolidated
	2021	2020
	Jan-Jun	Jan-Jun
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	2,078	2,094
Capital expenditures and financing activities not involving cash
Lease	5,860	5,545
Provision/(reversals) for decommissioning costs	(7)	64
Use of tax credits and judicial deposits to pay the contingency	2	3

58

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

32	Subsequent events

Sale of onshore, shallow water fields and of the Natural Gas Processing Unit in the State of Alagoas

On July 5, 2021, Petrobras entered in an agreement with the company Petromais Global Exploração e Produção S.A. (Petro+) for the sale of its entire interest in a set of seven onshore and shallow water concessions denominated Alagoas group of fields and of Alagoas Natural Gas Processing Unit, located in the state of Alagoas.

The sale value is US$300 million, being: (a) US$60 million received on this date and; (b) US$240 million at the closing of the transaction. The amounts do not consider the adjustments due until the closing of the transaction, which is subject to the fulfillment of certain precedent conditions, such as approval by the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP).

Conclusion of the public offering of shares of Petrobras Distribuidora S.A.

On July 5, 2021, the secondary public offering (follow on) of common shares issued by Petrobras Distribuidora S.A. (BR) owned by Petrobras, in the total amount of R$ 11,358, was closed with the Company receiving R$ 11,264 net of transactions costs.

Sale of Papa-Terra Field

On July 9, 2021, Petrobras signed with the company 3R Petroleum Offshore S.A. (3R Offshore) a contract for the sale of its entire interest of 62.5% in the Papa-Terra production field, located in the Campos Basin.

The sale value totals US$105.6 million, with (a) US$6.0 million paid on the signing date; (b) US$9.6 million at the closing of the transaction and (c) US$90.0 million in contract contingent payments (contingent assets) related to asset production levels and future oil prices. The amounts do not consider the adjustments due and the closing of the transaction is subject to compliance with precedent conditions, such as approval by the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP).

Itapu Co-participation Agreement

On July 9, 2021, Petrobras signed with Pré-sal Petróleo SA (PPSA) a Co-participation Agreement of Itapu, which will regulate the coexistence of the Transfer of Rights Agreement and the Production Sharing Contract for the Surplus volume of the Itapu field, in the pre-salt layer of Santos Basin.

Negotiations began after the bidding, held on November 6, 2019, in which Petrobras acquired 100% of the exploration and production rights of the surplus volume of the Transfer of Rights Agreement of Itapu field.

Petrobras and PPSA defined the Development Plan for the field, including estimates for production and recoverable volume. As a result, the Company’s share in the area is 51.708% for the Transfer of Rights Agreement, with a total recoverable volume of 350 million boe, and 48.292% for the Production Sharing Agreement, with a total recoverable volume of 319 million boe.

The effectiveness of the Agreement is subject to approval by the ANP. Assumptions for oil and gas prices, discount rate and cost metrics used were established in the MME Ordinance No. 213/2019.

Sale of Polo Rio Ventura

On July 14, 2021, the Company closed the sale of its entire interest in eight onshore exploration and production fields, jointly named Rio Ventura group of fields, located in the state of Bahia, to 3R Rio Ventura SA, a wholly owned subsidiary of 3R Petroleum Oil and Gas SA.

After the fulfillment of the precedent conditions, the operation was concluded with the payment of US$ 33.9 million to Petrobras, already with the adjustments foreseen in the agreement. The amount received at closing adds to the amount of US$ 3.8 million paid to Petrobras upon signing the sales agreement. The Company will also receive the following installments, subject to adjustments: (i) US$16 million to be paid in thirty months; and (ii) US$43.2 million in contingent payments related to future oil prices.

Sale of Gaspetro

On July 28, 2021, Petrobras signed an agreement with Compass Gás e Energia S.A. (Compass) for the sale of its entire interest (51%) in Petrobras Gás S.A. (Gaspetro).

The sale value is R$ 2.03 billion, to be paid upon closing, subject to the adjustments provided for in the agreement.

59

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The end of the transaction is subject to the fulfillment of conditions precedent, such as approval by the Administrative Council for Economic Defense (CADE). In addition, until closing, Petrobras will comply with the provisions contained in the shareholders' agreements of Gaspetro and natural gas distributors, including preemptive rights, as applicable.

RMNR - Minimum Remuneration by Level and Work Regime

On July 29, 2021, a monocratic decision was published on a judicial proceeding related to the Minimum Remuneration for Level and Work Regime (RMNR), in which the Justice Rapporteur of the Federal Supreme Court (STF) granted the Extraordinary Appeal filed in one of the proceedings for re-establish the sentence that dismissed the copyright requests, upholding the Company's thesis and recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the unions, reversing the TST's decision.

Such decision is appealable and has not become final and unappealable, with no effects on the Company's financial statements as of June 30, 2021.

Detailed information about this monocratic decision is presented in explanatory note 14.4.

Sale of electricity companies

On July 29, 2021, Petrobras informs that it signed contracts for the sale of its 20% interests in Termelétrica Potiguar S.A. (TEP) and 40% in Companhia Energética Manauara S.A. (CEM) to Global Participações Energia S.A. (GPE) , through its subsidiaries GFT Participações SA and GFM Participações SA, respectively.

The total value of the transactions is R$160.3, of which R$81.3 by TEP and R$79 by CEM, to be paid at the closing of the transactions, subject to the adjustments provided for in the contracts.

Transactions are subject to compliance with conditions precedent, such as the approval of the Administrative Council for Economic Defense (CADE).

Anticipation of shareholder remuneration

On August 4, 2021, the Board of Directors approved the payment of advance remuneration to shareholders in the total amount of R$31,600, equivalent to R$2.422533 per common and preferred share, divided into two installments, as shown in the table below:

					Amount of the installments by type of share
Payment	Date of register	Date of payment	Amount per share (common and preferred) (R$)	Total amount of the installments	Common shares	Preferred shares
First installment - dividends	08.16.2021	08.25.2021	1.609911	21,000	11,981	9,019
Second installment (*)	12.01.2021	12.15.2021	0.812622	10,600	6,048	4,552
			2.422533	31,600	18,029	13,571

(*) The form of distribution of the 2nd installment will be defined by the Executive Board at a future date (dividends or interest on capital).

These dividends or interest on capital will be deducted from the remuneration that may be distributed to shareholders at the end of fiscal year 2021. The amount will be monetarily updated, according to the variation of the Selic rate, from the date of effective payment until the end of said fiscal year.

60

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

33.	Correlation between the explanatory notes of December 31, 2020 and the ones of June 30, 2021
	Number of notes
Notes to the Financial Statements	Annual for 2020	Quarterly information for 2Q-21
Basis of preparation and presentation of financial statements	2	1
Summary of significant accounting policies	3	2
Cash and cash equivalents and Marketable securities	8	3
Sales revenues	9	4
Costs and Expenses by nature	10	5
Other income and expenses	11	6
Net finance income (expense)	12	7
Segment information – Statement of Income	13	8
Trade and other receivables	14	9
Inventories	15	10
Taxes	17	11
Short-term benefits	18	12
Employee benefits (Post-Employment)	19	13
Provisions for legal proceedings	20	14
Provision for decommissioning costs	21	15
The “Lava Jato (Car Wash) investigation” and its effects on the Company	23	16
Property, plant and equipment	25	17
Intangible assets	26	18
Impairment	27	19
Exploration and evaluation of oil and gas reserves	28	20
Collateral for crude oil exploration concession agreements	29	21
Investments	31	22
Disposal of Assets and other changes in organizational structure	32	23
Segment information – Asset	33	24
Finance debt	34	25
Leases	35	26
Equity	36	27
Fair value of financial assets and liabilities	37	28
Risk management	38	29
Related-party transactions	39	30
Supplemental information on statement of cash flows	40	31
Subsequent events	41	32

The notes to the annual report 2020 that were suppressed in the interim financial statements of June 30, 2021 because they do not have significant changes and / or may not be applicable to interim financial information are:

Notes to the Financial Statements	Number of notes
The Company and its operations	1
Accounting estimates	4
New standards and interpretations	5
Context, resilience measures and impacts caused by COVID-19	6
Capital management	7
Trade payables	16
Other assets and liabilities	22
Commitment to purchase natural gas	24
Partnerships in exploration and production activities	30

61

STATEMENT OF DIRECTORS ON INTERIM ACCOUNTING INFORMATION AND REPORT ON THE REVIEW OF QUARTERLY INFORMATION

PETROBRAS

In compliance with the provisions of items V and VI of article 25 of CVM Instruction 480, of December 7, 2009, the chief executive officer and directors of Petróleo Brasileiro S.A. - Petrobras, a publicly-held corporation, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with the CNPJ under nº 33.000.167 / 0001-01, declare that the financial statements were prepared in accordance with the law or the bylaws and that:

(i)reviewed, discussed and agreed with the Interim Financial Statements of Petrobras for the six-month period ended June 30, 2021;

(ii) reviewed, discussed and agreed with the opinions expressed in the report of KPMG Auditores Independentes regarding the Interim Financial Statements of Petrobras for the six-month period ended June 30, 2021.

Rio de Janeiro, August 4, 2021.

Joaquim Silva e Luna	Rodrigo Araujo Alves
Chief Executive Officer	Chief Financial and Investor Relations Officer

Rodrigo Costa Lima e Silva	Fernando Assumpção Borges

Chief Refining and Natural Gas Executive Officer	Chief Exploration and Production Executive Officer

Cláudio Rogério Linassi Mastella	Roberto Furian Ardenghy
Chief Logistics and Trade Executive Officer	Chief Institutional Relations and Sustainability Executive Officer

João Henrique Rittershaussen	Salvador Dahan
Chief Production Development Executive Officer	Chief Governance and Compliance Executive Officer

Nicolás Simone
Chief Digital Transformation and Innovation Officer

62

KPMG Auditores Independentes

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the interim accounting information, individual and consolidated, of Petróleo Brasileiro S.A. - Petrobras (“the Company”), identified as Parent Company and Consolidated, respectively, included in the quarterly information form - ITR for the quarter ended June 30, 2021, which comprises the balance sheet as of June 30, 2021 and the respective statements of income and comprehensive income for the three and six months periods then, and statements of changes in shareholders' equity and of cash flows for the six-months period then ended, including the explanatory notes.

The Company`s Management is responsible for the preparation of these interim accounting information in accordance with the CPC 21(R1) and the IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim accounting information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries primarily of the management responsible for financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with auditing standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

63

Conclusion on the individual and consolidated interim accounting information

Based on our review, we are not aware of any fact that might lead us to believe that the individual and consolidated interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters - Statements of added value

The individual and consolidated statements of value added for the quarter ended June 30, 2021, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements were reconciliated to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, August 04, 2021

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

Original report in Portuguese signed by

Marcelo Gavioli

Accountant CRC 1SP201409/O-1

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

64

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer